UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL 2012

Telecom Italia S.p.A.

(Translation of registrant’s name into English)

Piazza degli Affari 2

20123 Milan, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: FORM 20-F  ☒  FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  YES  ☐  NO  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The present document has been translated from the document issued and filed in Italy, from the Italian into the English language solely for the convenience of international readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. Telecom Italia, its representatives and employees decline all responsibility in this regard.

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements, which reflect management's current views with respect to certain future events, trends and financial performance. Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside of our control, that could significantly affect expected results of future events.

The following important factors could cause actual results to differ materially from those projected or implied in any forward-looking statements:

- our ability to successfully implement our strategy over the 2012-2014 period;

- our ability to successfully achieve our debt reduction targets;

- the continuing impact of increased competition in a liberalized market, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets;

- the impact of the global recession in the principal markets in which we operate;

- our ability to utilize our relationship with Telefónica to attain synergies primarily in areas such as network, IT, purchasing and international mobile roaming;

- our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional fixed-line voice business due to the continuing impact of regulatory required price reductions, market share loss, pricing pressures generally and shifts in usage patterns;

- our ability to successfully implement our internet and broadband strategy both in Italy and abroad;

- the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

- the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

- our services are technology-intensive and the development of new technologies could render such services non-competitive;

- the impact of political developments in Italy and other countries in which we operate;

- the impact of fluctuations in currency exchange and interest rates;

- our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

- our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make (such as those in Brazil);

- the amount and timing of any future impairment charges for our licenses, goodwill or other assets; and

- the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

Report on
Corporate Governance and share ownership of Telecom Italia S.p.A 2011 pursuant to art. 123-bis CFL

(Report approved by the Board of Directors at their meeting on 29 March 2012)

Index

1. Introduction

5

2. Information on Share ownership (pursuant to art. 123 bis CFL)

5

a) Share capital structure

5

b) Restrictions on transfer of securities

5

c) Significant shareholdings

5

d) Securities that confer special rights of control

6

e) Employee shareholdings: mechanism for exercising voting rights

6

f) Restrictions on voting rights

6

g) Shareholders' Agreements

7

h) Change of control clauses

8

i) Authorisation to increase share capital and share buy-back

9

j) Management and coordination

10

3. Compliance

10

4. Board of Directors

11

4.1 Appointment and replacement

11

4.2 Composition

11

4.3 Role of the Board of Directors

13

4.4 Delegated bodies

14

4.5 Other executive Directors

15

4.6 Independent Directors

15

4.7 Lead Independent Director

15

5. Handling of corporate information

16

6. Board committees

16

7. Nomination and remuneration committee

16

8. Remuneration of Directors, general managers and key managers with strategic responsibilities

17

9. Internal control and corporate governance committee

17

10 Internal control system

19

10.1 Director in charge of the internal control system

20

10.2 Manager responsible for internal control

20

10.3 Organizational model pursuant to Legislative Decree 231/2001

21

10.4 Statutory auditor

22

10.5 Executive responsible for preparing the corporate accounting documents

22

10.6 Risk management and internal control system relating to the financial reporting process

23

11. Interests of Directors and transactions with related parties

24

12. Appointment of auditors

25

13. Auditors

26

14. Shareholder relations

27

15. Meetings

28

16. Further corporate governance practices

28

17. Changes since the end of the reference year

28

Tables

29

Table 1 – Information on Share ownership

29

Table 2 – Structure of Board of Directors and committees and other offices filled

30

Table 3 – Structure of the Board of Auditors

33

1. Introduction

This Report is intended to provide a general picture of the system of corporate governance in force in Telecom Italia in 2011 and up to 29 March 2012, the date of the meeting of the Board of Directors which approved it.

Telecom Italia's system of corporate governance, structured according to the traditional model, is in line with the principles contained in the Self-regulatory Code drawn up by the Corporate Governance Committee of Borsa Italiana (available at the website www.borsaitaliana.it), to which the Company adheres. Studies and investigations are moreover in progress, conducted by a mixed workgroup, with contributions from the Chairman of the Board of Directors and members of the Internal Control and Corporate Governance Committee, and also from the management, in view of the adaptation of the internal governing structures to the amendments introduced in the aforesaid Code in December 2011.

2. Information on Share ownership

(pursuant to Article 123-bis, subsection 1, CFL)

 as at  31 December 2011

a) Share capital structure

The subscribed and paid in share capital is shown in Table 1.

The characteristics of the savings shares are governed by Article 6 of the Bylaws (available on the website www.telecomitalia.com, Governance section - Governance System channel).

The Company’s ordinary and savings shares are listed on the Italian Stock Exchange (Borsa Italiana), as well as on the New York Stock Exchange in the form of American Depositary Shares, each corresponding to 10 ordinary or savings shares, respectively, represented by American Depositary Receipts issued by JPMorgan Chase Bank.

In relation to Telecom Italia’s existing share-based incentive plans and the share capital increases to service these plans, reference should be made to the description in note 36 of the Company’s separate financial statements as at 31 December 2011 and to the information documents made available to the public pursuant to Article 84-bis of CONSOB Issuer Regulations, available on the website www.telecomitalia.com, in the Governance section - Remuneration channel.

b) Restrictions on transfer of securities

There are no limitations under the Company Bylaws on the transferability of shares issued by the Company, except as provided for in Article 22 of the Bylaws in relation to the special powers of the Minister of Economy and Finance under Law 474/1994, which include the power to oppose the acquisition of shareholdings of over 3% of the capital with voting rights.

There is no lock-up requirement for shares subscribed under the "Long Term Incentive Plan 2010-2015" reserved for selected executives, provided that divestment within two years of subscription shall entail forfeiture of the right to the assignment of matching shares. The same condition is applied to shares which are subscribed by selected executives under the "Long Term Incentive Plan 2011", which also provides for a two-year contractual lock-up (2014-2016) for shares assigned to Senior Executives.

For further information on these share plans, please refer to the relevant information documents available on the website www.telecomitalia.com, in the Governance section - Remuneration channel.

For completeness, note that a mechanism for forfeiture of the right to matching shares, in the event of divestment of the shares within two years of their subscription by the selected executives, is also provided for in the "Long Term Incentive Plan 2012", which the Board of Directors will submit for the approval of the Shareholders' Meeting on 15 May 2012.

c) Significant shareholdings

Significant holdings in the ordinary capital of Telecom Italia are shown in Table 1 – Information on share ownership.

The following asset management companies have informed Consob that they own ordinary shares in Telecom Italia:

•

Alliance Bernstein LP has reported that on 14 November 2008 it held a quantity of ordinary shares which, as at 31 December 2011, corresponds to 2.063% of this category of capital;

•

Blackrock Inc. has reported that on 20 May 2010 it held a quantity of ordinary shares which, as at 31 December 2011, corresponds to 2.885% of this category of capital

d) Securities that confer special rights of control

No securities that confer special rights of control have been issued.

In the configuration as at 29 March 2012, the special powers of the Minister of Economy and Finance under Law 474/1994, referred to in Article 22 of the Bylaws (which do not depend on having a shareholding in the Company capital), are as follows:

•

to object to the acquisition of shareholdings equal to or greater than 3% of the share capital represented by shares that confer the right to vote in shareholder’s meetings. If the Minister believes that the transaction is prejudicial to the vital interests of the State, the objection must be expressed in a reasoned opinion within 10 days of notification by the Company upon the purchaser’s application to be registered in the shareholders register. The decision to exercise the power of objection may be appealed against within sixty days by the transferee before the Regional Administrative Court of Lazio;

•

to veto, stating reasons relating to the actual prejudice caused to the vital interests of the State, the adoption of resolutions for the dissolution of the Company, transfer of the operations, merger, demerger, transfer of the registered office abroad, change of business purpose and that cancel or modify said special powers. The decision to exercise the power of veto may be appealed against within sixty days by the dissenting shareholders before the Regional Administrative Court of Lazio.

Pursuant to the Prime Minister’s Decree 10 June 2004 (as last amended by the Prime Minister’s Decree 20 May 2010), the special powers may only be exercised when justified by substantial and compelling reasons of general interest, particularly with regard to public order, security, health and defence, as appropriate and proportionate to the protection of those interests.

Please note that on 15 March 2012 the Official Gazette published Legislative Decree no.21/2012, containing "Regulations in the matter of special powers on share ownership in the sectors of defence and national security, and regarding activities of strategic importance in the sectors of energy, transport and communication". The regulations provide that, at the moment the Prime Ministerial decrees come into force identifying “the networks and systems, goods and relationships of strategic importance for the communications […] sector”, the statutory clauses on special powers will cease to have effect. Expressed in its briefest form, the new regulations provide:

•

a power to impose conditions and possibly to oppose the purchase, for any reason whatever, by non-EU citizens, of controlling shareholdings in companies which hold strategic assets identified as above by the Prime Ministerial decree. Purchase is in any case permitted solely on condition of reciprocity;

•

a power of veto (including in the form of imposition of prescriptions or conditions) on any resolution, act or transaction which has the effect of modifying the ownership, control or availability of said strategic assets or changing their destination, including resolutions of merger, demerger, transfer of registered office abroad, transfer of the company or business units which contain the strategic assets or their assignment by way of guarantee.

e) Employee shareholdings: mechanism for exercising voting rights

The shareholders’ meeting held on 29 April 2010, approved, pursuant to Article 114-bis of the CFL, a “2010-2014 Broad-based Employee Share Ownership Plan”. The voting rights relative to ordinary shares subscribed or assigned under the above plan are exercised by the relative subscribers or assignees, according to procedures and within limits corresponding in all respects to those applicable to the rest of this class of shares.

f) Restrictions on voting rights

The shareholders’ meeting held on 29 April 2010, approved, pursuant to Article 114-bis of the CFL, a “2010-2014 Broad-based Employee Share Ownership Plan”. The voting rights relative to ordinary shares subscribed or assigned under the above plan are exercised by the relative subscribers or assignees, according to procedures and within limits corresponding in all respects to those applicable to the rest of this class of shares.

g) Shareholders’ Agreements

The principal shareholder in Telecom Italia is Telco S.p.A. (Telco), currently an associated company of: Intesa Sanpaolo S.p.A. (11.62%), Mediobanca S.p.A. (11.62%), companies belonging to the Generali Group (30.58%) and Telefónica S.A. (46.18%).

On 29 February 2012 the shareholders of Telco terminated the shareholders’ agreement initially made on 28 April 2007, and then amended on 25 October 2007, 19 November 2007, 28 October 2009, 11 January 2010 and 10 December 2010, and made a new shareholders’ agreement, on the same terms and conditions as the existing one, with a duration until 28 February 2015.

The agreement defines, among other things, the criteria for the composition of the slate of candidates for appointment to the Board of Directors of Telecom Italia:

•

Telefónica, insofar as it holds at least 30% of Telco’s share capital, will be entitled to designate two candidates;

•

the other shareholders of Telco, as they hold the absolute majority of its share capital, have the right to designate the other members on the slate, of whom three candidates unanimously and the others on a proportional basis.

The shareholders’ agreement provides that the Telecom Italia Group and the Telefónica Group are managed autonomously and independently. In particular, the Board members designated by Telefónica to serve in Telco and Telecom Italia are instructed by Telefónica not to attend or vote in board meetings that examine proposals and resolutions regarding the policies, management and operations of companies directly or indirectly controlled by Telecom Italia and that provide their services in countries where legal or regulatory restrictions or limitations concerning the exercise of voting rights by Telefónica are in force. In addition, specific provisions and prohibitions regarding Brazil and Argentina were altered to take account (i) of the prescriptions imposed by the Brazilian telecommunications authority (Anatel) and (ii) of the “Compromiso” signed before the Comisión Nacional de Defensa de Competencia of Argentina (CNDC) on 6 October 2010 by the contracting parties, by Telco and – as intervening parties in order to execute the obligations assumed – by Telecom Italia, Telecom Italia International N.V., Sofora Telecomunicaciones SA, Nortel Inversora SA, Telecom Argentina SA, Telecom Personal SA, Telefónica de Argentina SA, and Telefónica Moviles SA.

Consistently with the provisions of the agreement, board members Alierta and Linares undertook at the time of their appointment not to participate in the discussion and voting of the Board of Directors (as well as of the Executive Committee) of Telecom Italia when matters are proposed or discussed that relate to the activities of the Company and its subsidiaries in the telecommunications markets of Brazil and Argentina, as well as, in general, in all cases where there could be possible prejudice to the Telecom Italia Group.

As indicated above, the agreement between the Telco shareholders has a duration until 28 February 2015. Each party

•

may request the de-merger of Telco by sending a communication to the other parties between 1 August and 28 August 2014, with an obligation to give effect to the de-merger within the subsequent six months;

•

may withdraw from the agreement and request the de-merger of Telco by sending a communication to the other parties in the period between 1 September and 28 September 2013, with an obligation to give effect to the de-merger within the subsequent six month.

At the same time as signing the new shareholders' agreement between the Telco shareholders, on 29 February 2012 Telco and Telefónica renewed and extended to 28 February 2015 the option to purchase shares in the Company initially agreed on 6 November 2007 and then amended on 28 October 2009. In accordance with the existing agreements, in the case of dissent by Telefónica from the decision by the Telco Board of Directors to transfer or set up encumbrances on the Telecom Italia shares in its portfolio, Telefónica could alternatively purchase the Telecom Italia shares from Telco at the same price and under the same conditions offered by a third party proposing to buy them, or require the de-merger of Telco.

h) Change of control clauses

In a series of agreements to which Telecom Italia is party, provision is made for the obligation to give notice of any change of control.

This obligation, provided for by national legislation on certificates of permission, is first of all referred to in the general authorisation certificates granted to Telecom Italia for operating and providing the network together with the supply of electronic communications services; the same obligation is specified in the general concession/authorisation certificates granted to the subsidiary TI Media as network operator and content provider. A similar obligation is regulated by local legislation and specified in the concession/license certificates of telecommunications services granted to foreign subsidiaries of the Group.

Telecom Italia is also party to agreements in which the change of control involves a modification or even the cancellation of the facility. Other agreements, however, not related to financing, are subject to confidentiality constraints, such that the disclosure of the presence of this clause would be seriously detrimental to the Company, which therefore exercises the right not to make a disclosure on this point, pursuant to Article 123-bis of CFL, subsection 1, letter h), second part. In other cases, the agreement is not considered

The following cases remain, all of which relate to financing agreements:

•

Multi currency revolving credit facility (8,000,000,000 euros). The agreement was signed by Telecom Italia with a syndicate of banks on 1 August 2005, and subsequently amended. In the event of a change of control, Telecom Italia must inform the agent within 5 working days and the agent, on behalf of the financing banks, will negotiate in good faith to determine how to continue the relationship. Neither party shall be obliged to continue such negotiation beyond the term of 30 days; upon expiry of the term, in the absence of agreement, the facility will cease to be effective and Telecom Italia will be required to return any sums already paid to the same (currently equal to 2,000,000,000 euros). No change of control arises should the control, pursuant to Article 2359 of the Civil Code, be acquired (i) by shareholders who, at the date of signature of the agreement, directly or indirectly, held more than 13% of the voting rights at the shareholder’s meeting, or (ii) by investors (Telefonica, Assicurazioni Generali, Intesa Sanpaolo and Mediobanca), who on 28 April 2007, entered into a shareholders’ agreement related to Telecom Italia shares, or (iii) by a pool of subjects belonging to these two categories

•

Revolving credit facility (1,250,000,000 euros). The agreement was signed by Telecom Italia with a syndicate of banks on 12 February 2010, and envisages regulations similar to those contained in the facility of 1 August 2005, although updated to take into account the amendment introduced in the shareholders’ agreement of 28 April 2007, made on 28 October 2009. Therefore, pursuant to Article 2359 of the Civil Code, no change of control arises should control be acquired directly or indirectly (through subsidiaries) by the investors Telefónica SA, Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A. and Mediobanca S.p.A., without prejudice to the provisions described above that remain unchanged. The sum currently paid out is equal to 250,000,000 euros;

•

- Revolving credit facility (200,000,000 euros). The agreement was signed between Telecom Italia and Unicredit S.p.A. on 20 December 2010, and envisages regulations essentially identical to those contained in the facility of 12 February 2010. The sum paid out is currently equal to 200,000,000 euros;

•

Notes. The regulations of loans issued within the framework of the EMTN Programme to both Olivetti and Telecom Italia and loans denominated in U.S. dollars typically state that, in the case of merger or transfer of all or substantially all of the assets of the issuing company or surety, the incorporating or transferee company must assume all the obligations of the incorporated or transferred company. Failure to comply with this obligation, if is not rectified, constitutes an event of default;

•

contracts with the European Investment Bank (EIB) for a total amount of 2.95 billion euros. In the contracts entered into by Telecom Italia with the EIB, for an amount of 2.65 billion euros, there is an obligation to promptly notify the Bank of any amendments to the Bylaws or the distribution of capital among the shareholders that may lead to a change of control. Failure to provide this notification entails the termination of the contract. In addition, if a shareholder who at the date of signature of the contract does not hold at least 2% of the share capital comes to hold more than 50% of the voting rights at the ordinary shareholders' meeting, or in any event, of the share capital, and, according to the reasonable opinion of the Bank, this could prejudice or compromise the execution of the funding project, the Bank has the right to require Telecom Italia to arrange guarantees or amendments to the contract or an alternative solution. If Telecom Italia does not comply with the EIB's request, the latter has the right to terminate the contract. It is specified that in the funding contract agreed by Telecom Italia with the EIB on 5 August 2011, for an amount of 100 million euros, and in the three contracts – supported, respectively by bank guarantee and by a guarantee issued by Sace S.p.A. – agreed on 26 September 2011, for a total amount of 200 million euros, the obligation was specified for Telecom Italia to notify the Bank immediately of any substantial alteration regarding the Company Bylaws or its shareholder ownership. Failure to provide this notification entails the termination of the contract. Under the terms of the four contracts under examination, a change of control is produced if an individual or group of individuals acquire control of Telecom Italia, or of the entity which directly or indirectly controls it. A change of control is not brought about if control is acquired directly or indirectly by (i) any shareholder of Telecom Italia who at the date of the contract holds directly or indirectly at least 13% of the voting rights in the ordinary shareholders' meeting or (ii) by the investors Telefonica S.A., Assicurazioni Generali S.p.A., Intesa San Paolo S.p.A. or Mediobanca S.p.A. or subsidiaries thereof. In the event that a change of control occurs, the Bank shall have the right to require immediate repayment of the loan.

•

Export Credit Agreement (remaining nominal amount of 37,573,952 million euros). The agreement was signed in 2004 between Telecom Italia and Société Générale and provided for repayment of the loan in 2013. It was established that, in case of change of control and subsequent failure to reach an agreement with the lending bank, Telecom Italia would have to repay the remaining quota of the loan still outstanding on the first due date for the payment of.

i) Authorisation to increase share capital and share buy-back

Under the provisions of Article 5 of the Bylaws, the Directors are given the right to increase the share capital as follows:

•

for five years from 8 April 2009, for a maximum nominal total sum of 880,000,000 euros, by the issue, with or without share premium, of a maximum of 1,600,000,000 ordinary shares, to be offered with the right of pre-emption to persons having entitlement, or, even if only for some of the shares, to be offered by subscription to employees of Telecom Italia S.p.A. or its subsidiaries, with the exclusion of the right of pre-emption;

•

for five years from 29 April 2010, to service the “Long Term Incentive Plan 2011-2015” (i) by payment, by the issue of new ordinary shares, for a total amount of 5,000,000 euros, with the exclusion of the right of pre-emption, to be offered by subscription to employees who are beneficiaries of the “Long Term Incentive Plan 2010-2015”, and then (ii) for a total amount of 5,000,000 euros by the allocation of the corresponding maximum amount of profits in accordance with article 2349 of the Italian Civil Code, by the issue of new ordinary shares, in the number necessary for allocating one free share for each share subscribed for cash as above, on the terms and conditions and by the methods specified in the “Long Term Incentive Plan 2010-2015”;

•

for five years from 12 April 2011, to service the “Long Term Incentive Plan 2011”, as follows:

–

(i) for cash, by the issue of new ordinary shares, for a maximum amount of 5,000,000 euros, excluding the right of pre-emption, to be reserved for some of the employees who are beneficiaries of the “Long Term Incentive Plan 2011” as previously identified by the Board of Directors of the Company, and then, subsequently (ii) for a maximum amount of 5,000,000 euros, by allocation of the corresponding maximum amount of profits or retained profits in accordance with article 2349 of the Italian Civil Code, by the issue of a sufficient number of ordinary shares in the number necessary for the allocation of one free share for each paid share subscribed for cash as above, subject to the terms and conditions and by the methods specified in the “Long Term Incentive Plan 2011”;

–

by a maximum amount of 5,500,000 euros by allocation of the corresponding maximum amount of profits or retained profits pursuant to article 2349 of the Italian Civil Code, with the issue of ordinary shares reserved to some of the employees who are beneficiaries of the “Long Term Incentive Plan 2011” as previously identified by the Board of Directors of the Company, subject to the terms and conditions and by the methods specified in the “Long Term Incentive Plan 2011”.

For a description of the status as at 31 December 2011 of the aforementioned remuneration plans (“Long Term Incentive Plan 2010-2015” and “Long Term Incentive Plan 2011”), including in terms of the maximum incentive deliverable and therefore of the maximum number of ordinary shares actually able to be issued, please refer to note 36 in the separate financial statements ("Remuneration plans in the form of shareholdings in the Company capital)

For completeness, please note that the “Long Term Incentive Plan 2012”, submitted for the approval of the shareholders' meeting on 15 May 2012, also provides, for servicing it, authorisations to increase the share capital using mechanisms similar to those in the  “Long Term Incentive Plan 2011”.

The shareholders' meeting of 12 April 2011 voted to authorise, for a period of 18 months starting from the date of the resolution of the shareholders’ meeting, the purchase, in one or more tranches, of savings shares, within the quantitative limits laid down by law and in any event within a maximum expenditure limit of 800,000,000 euros.

At the end of the relevant financial period, Telecom Italia has in its portfolio 37,672,014 ordinary treasury shares.

j) Management and coordination

Telecom Italia is not subject to management and coordination pursuant to Article 2497 and subsequent articles of the Civil Code.

3. Compliance

Telecom Italia is a limited company with registered office in Italy, subject to Italian and European Community law. Moreover,

•

in relation to the listing of its shares on Borsa Italiana and of some of its bonds on the Luxembourg Stock Exchange, it is required to comply with corresponding ;

•

in its capacity as a foreign issuer, registered at the U.S. Securities and Exchange Commission and listed on the New York Stock Exchange, it is subject to U.S.

As indicated in the introduction, Telecom Italia adheres to the Self-Regulatory Codes of Borsa Italiana and adapts its own system of corporate governance to Italian and international best practices in the matter.

Telecom Italia’s strategic subsidiaries include:

•

the Tim Brasil group companies, the holding company of which, Tim Participações S.A. (indirectly controlled by Telecom Italia) is a company registered and listed in Brazil, as well as registered with the US Securities and Exchange Commission and listed on the New York Stock Exchangele;

•

the Telecom Argentina group companies, controlled through Sofora Telecomunicaciones S.A. and Nortel Inversora S.A., both companies registered in Argentina. Nortel Inversora S.A. and Telecom Argentina S.A. are listed locally, registered with the US Securities and Exchange Commission and listed on the New York Stock Exchangele.

•

The corporate governance structure of Telecom Italia is not affected by the legal provisions governing Tim Participações S.A. and Telecom Argentina S.A La struttura di corporate governance di Telecom Italia non è influenzata dalle disposizioni di legge cui sono soggette Tim Participações S.A. e Telecom Argentina S.A.

In compliance, therefore with the provisions of the Brazilian telecommunications authority Anatel (31 October 2007, 31 July 2009 and 8 November 2011) and the agreement made on 28 April 2010 between Conselho Administrativo de Defesa Econômica (CADE) and Telco shareholders (in which the company TIM Brasil Serviços e Participaçoes S.A. intervened, assuming a series of obligations in its own name and that of companies in the Group), Telecom Italia took appropriate proceedings to formalise the separation between the activities of the Telecom Italia Group and the Telefónica Group in the Brazilian telecommunications market. A similar procedure was adopted to ensure compliance with the undertakings assumed by the Group with regard to CNDC Argentina, aimed at maintaining separation and independence between the Telefónica and Telecom Italia groups in activities in Argentina.

The aforementioned procedures can be found at the website www.telecomitalia.com, Governance section - Governance System channel.

4. Board of Directors

4.1 Appointment and replacement

In accordance with Article 9 of the Bylaws (which it is proposed to amend at the shareholders' meeting on 15 May 2012, to bring them into line with the law on gender balance), the Board of Directors (composed of a minimum of 7 to a maximum of 19 Directors, as determined by the Shareholders’ meeting) is appointed on the basis of slates submitted by persons entitled to vote holding a total of at least 0.5% of the ordinary share capital or different proportion as required by Consob. By Resolution no. 18083 of 25 January 2012, Consob fixed this percentage for Telecom Italia at 1%.

Four-fifths of the Directors to be elected are chosen from the slate that obtains more votes (so-called Majority Slate) in the order they are listed on the slate; in the event of a fractional number, it shall be rounded down to the nearest whole number. The remaining directors are chosen from the other slates. To that end, the votes obtained are divided by progressive whole numbers starting from one up to the number of Directors to be elected and the quotients assigned to the respective candidates, in the order listed. The quotients assigned in this way are arranged in a single decreasing ranking and the candidates who have obtained the highest quotients are elected, without prejudice to the legal provisions requiring the presence of at least one Director chosen from a slate not connected with the shareholders who have submitted or voted for the Majority Slate and at least two Directors meeting the requirements of independence legally established for the members of the Board of Auditors. For the appointment of Directors for any reason not appointed pursuant to the procedure described above, the Shareholders’ meeting passes the resolutions with the legal majority.

At its meeting on 1 December 2011 the Board of Directors adopted a procedure for planning the succession of Executive Directors, in order to ensure the availability over time of a shortlist of possible replacements, with reference to cases of retirement earlier than the ordinary expiry of the term of office: the prime objective of the succession plan is speedy and orderly management of any emergency situations, while providing, as the natural expiry of the term of office approaches, a formulation of a recommendation on the profile of the candidates for the renewal of their executive offices, to be discussed at Board meetings, without however affecting the principle that the formulation of candidatures is the responsibility of shareholders. The people involved in determining the succession plan are the Board of Directors, the Nomination and Remuneration Committee, which has the right to call on the support of specialist external companies, the Executive Directors currently in office and the manager of the Human Resources and Organization Department.

In normal operation, at the first meeting of each financial year, the Nomination and Remuneration Committee will present a report to the Board on the activities in the matter of the succession carried out in the previous year and give an assessment of the level of risk cover associated with the succession of executive Directors. The Board of Directors will examine and discuss the report on the succession drawn up by the Committee; it will provide information and guidance for the continuation of the activity; and report on the Succession Plan in the annual report on corporate governance and share ownership.

4.2 Composition

The Shareholders’meeting of 12 April 2011 set the number of members of the Board of Directors at 15 and their term of office at three financial years (until the shareholders’ meeting called to approve the financial statements for the year ended 31 December 2013). The Directors were also authorised to continue their activities as indicated in their curricula vitae, releasing them from the non-competition clause contained in Article 2390 of the Civil Pursuant to the regulations applicable at that time, three slates were presented:

Telco Slate

(Presenting Shareholder: Telco S.p.A.)

1.

Cesar Alierta Izuel

2.

Tarak Ben Ammar

3.

Franco Bernabè

4.

Elio Cosimo Catania

5.

Jean Paul Fitoussi

6.

Gabriele Galateri di Genola

7.

Julio Linares Lopez

8.

Gaetano Miccichè

9.

Aldo Minucci

10.

Renato Pagliaro

11.

Marco Patuano

12.

Mauro Sentinelli

13.

Francesco Coatti

14.

Filippo Bruno

15.

Oliviero Edoardo Pessi

Institutional Investors' slate

(Presenting Shareholder: Allianz Global Investors Italia SGR S.p.A., Anima SGR S.p.A., APG Algemene Pensioen Groep N.V., Arca SGR S.p.A., Aviva Investors Global Services Limited, Azimut SGR S.p.A., AZ Fund Management SA, Carige A.M. SGR, Ersel Gestion Internationale S.A., Ersel Asset Management SGR S.p.A., Eurizon Capital SGR S.p.A., Eurizon Capital S.A., Fideuram Gestions S.A., Fideuram Investimenti SGR S.p.A., Interfund Sicav, JP Morgan Asset Management Limited, Kairos Partners SGR S.p.A., Mediolanum Gestione Fondi SGR p.A., Mediolanum International Funds Limited, Pioneer Asset Management S.A., Pioneer Investment Management SGR p.A. Prima SGR S.p.A.).

1.

Luigi Zingales

2.

Ferdinando Falco Beccalli

3.

Francesco Profumo

Findim Slate

(Presenting Shareholder: Findim S.A.)

1.

Gianemilio Osculati

2.

Paolo Carlo Renato Dal Pino

3.

Carlos Manuel De Lucena e Vasconcelos Cruz

The number of votes in relation to the voting share capital gave the following results:

•

Telco Slate: 3.151.992.215 votes (46,88%)

•

Institutional Investors' slate: 2,645,933,381 votes (39.35%)

•

Findim Slate: 786,861,815 votes (11.70%)

Therefore, from the Telco slate, which obtained the majority of the votes cast, twelve Directors were chosen in the order they were listed: Cesar Alierta Izuel, Tarak Ben Ammar, Franco Bernabè, Elio Cosimo Catania, Jean Paul Fitoussi, Gabriele Galateri di Genola, Julio Linares Lopez, Gaetano Miccichè, Aldo Minucci, Renato Pagliaro, Marco Patuano and Mauro Sentinelli.  The remaining three Directors, in compliance with the criteria governed by article 9 of the Company Bylaws, were drawn from the Institutional Investors' slate (Luigi Zingales, Ferdinando Falco Beccalli and Francesco Profumo).

Following the resignation tendered on 6 June 2011 by Ferdinando Beccalli Falco and the termination on 16 November 2011 of Francesco Profumo (who was appointed a Government Minister on that day), and in view of the fact that this necessitated the replacement of independent directors, the Board of Directors at its meetings on 4 August and 1 December 2011 received the proposal of the Nomination and Remuneration Committee (who, among other things, informally consulted Assogestioni for the purpose), and co-opted Lucia Calvosa and Massimo Egidi as Company Directors until the next Shareholders'

The curricula vitae of the members of the control body are available on the website www.telecomitalia.com, Governance Section - Board of Directors channel.

Table 2 provides information on the composition of the Board of Directors as at 31 December 2011, and the changes that have occurred.

According to the provisions of Telecom Italia’s Self-regulatory Code, acting as a director of the Company is not considered compatible with being a director or auditor in more than five companies, other than those subject to the control and coordination of Telecom Italia or its subsidiaries or affiliates, which are

•

listed in the FTSE/MIB and/or

•

operating primarily in the financial sector for the general public and/or.

In the case of executive directors in companies with the characteristics listed above, the limit is reduced to three. The Board of Directors may, however, make a different assessment (which would be published in the annual report on corporate governance), even if departing from the stated criteria. If a Director holds office in more than one company belonging to the same Group, it is standard practice to take into account, when calculating the number of offices, only one office held within that Group

4.3 Role of the Board of Directors

During 2011, thirteen meetings of the Board of Directors were held; documentation was sent to the Directors, as promptly as compatible with the circumstances of the case (as a rule, the Friday preceding the day on which the meeting is to be held, which is normally a Thursday), to enable informed participation in the meetings. When required by the subjects discussed, representatives of the Company management or external consultants were invited to take part, who ensured the necessary technical and professional support.

The average duration of meetings was approximately 3 hours. The percentage of attendance was 92.20% (98.17% for independent Directors). There are ten meetings scheduled for 2012, three of which have already been held.

Telecom Italia’s Self-regulatory Code reserves an active role for the Board in the strategic guidance of the Company and in the control of operations, giving this body a broad range of strategic powers and responsibilities to intervene directly in decisions having a major impact on the activities of the Company and the Group. In particular, the Board reserves to itself the right, among others:

•

review and approve the strategic, business and financial plans, as well as the budget;

•

review and approve strategic operations;

•

assess the adequacy of the organisational, administrative and accounting structure, with particular reference to the internal control system;

•

prepare and adopt the Company’s rules of corporate governance and define the Group’s corporate governance guidelines;

•

define the limits, operating methods and frequency with which the delegated bodies are required to report on the activities performed;

•

appoint the offices of Chairman and Chief Executive Officer of subsidiaries of strategic importance;

•

to supervise the general trend in operations, periodically comparing the results achieved with the results planned.

The following fall within the sphere of strategic operations subject to prior approval by the board:

•

agreements with competitors of the Group, which, considering the subject, commitments, conditions, or limits that they may produce, have long-term effects on the freedom of strategic business decisions;

•

acts and transactions that involve entry into (or exit from) geographical and/or product markets;

•

industrial investments and disinvestments to a value of over 250 million;

•

the acquisition and sale of companies or branches of companies of strategic importance in the context of overall business activity or in any case for a value of over 250 million euros;

•

the acquisition and sale of controlling and associate holdings to a value of over 250 million euros, and in any case (even if of less value) in companies engaged in activities within the Group's core business, as well as agreements on exercising rights attached to those holdings;

•

obtaining loans for amounts in excess of 500 million euros, and the provision of loans and issue of guarantees on behalf of non-subsidiary companies for amounts over 250 million euros;

•

the above transactions, to be performed by unlisted subsidiaries of the Group, excluding those controlled by listed subsidiaries;

•

the listing and delisting of financial instruments issued by the Company or Group companies in regulated markets inside or outside Europe;

•

instructions to be given to listed subsidiaries (and their subsidiaries), when Telecom Italia exercises its managing and coordinating activity for the performance of operations with the characteristics indicated above.

The evaluation of business is based on a continuous flow of information to non-executive Directors and Auditors, coordinated by the Chairman of the Board of Directors. This happens from time to time during the meetings and specifically, with a detailed comparison between the results obtained and the objectives of the budget, when examining financial.

The Board of Directors has assessed the adequacy of the organizational, administrative and accounting structure of the Company on the basis of information from management and, with specific reference to the internal control system, based on the preparatory work conducted by the Committee for internal control and corporate.

The Board of Directors has examined the proposals of the Nomination and Remuneration Committee and consulted the Board of Auditors, and has determined the remuneration of the Executive Chairman and the Chief Executive Officer, and the division of the total remuneration, approved by the Shareholders’ Meeting, due to the members of the Board: see the Report on remuneration approved on 29 March 2012.

The self-assessment of the size, composition and operation of the Board and its Committees was carried out for 2011, as for every year since 2005. As in 2009 and 2010, support in the preparation and performance of this assessment was provided by Spencer.

The board review was conducted by means of (i) individual interviews with Directors, involving the three components of self-assessment provided for by the Self-regulatory Code of Borsa Italiana (size, composition, operation), based on a "Guide to Interviewing" transmitted in advance; (ii) reading the minutes, to analyze issues covered as well as the duration and frequency of meetings; (iii) comparison with the best practices adopted by other companies.

An overall positive picture emerged from the self-evaluation. This is a constructive and positive Board, characterised by effective and productive group work, whose members diligently participate in meetings. Its methods of conducting its proceedings are appreciated for ensuring effective management of the decision-making process, in terms of information made available, preparatory work carried out by the Committees and quality of debate. The degree of interaction between executive Members and others, including outside of institutional meetings, was considered extremely good. The minutes of the meetings are deemed complete and highly valued.

The level of knowledge of the key factors of the business and technological developments, in the opinion of those concerned, is an area susceptible of improvement. The Board considers it appropriate to further broaden the debating and sharing of strategies, organisational and investment topics and analysis of risks to the Company. In this regard, satisfaction was expressed in relation to the organisation of informal meetings, including off-site, with the management, which represented occasions for networking and in-depth examination of matters of interest.

In general, the Board expresses the view that the assessment contributes to the improvement of its operations. In particular, there was appreciation for the implementation of initiatives indicated in the action plan set up as a result of the previous exercise in self-evaluation, and the use of the results of the 2011 board review for activating further improvement processes.

4.4 Delegated bodies

The assignment (and revocation) of powers to Directors is reserved to the Board, which defines the purpose, limits and methods of exercising the assigned powers, and receives a flow of information on their activities, the overall management performance and the most significant transactions.

On 13 April 2011, following the renewal approved by the Shareholders' Meeting on 12 April 2011, the Board of Directors appointed Franco Bernabè Executive Chairman, Aldo Minucci Vice Chairman and Marco Patuano Chief Executive Officer.

In addition to the power to legally represent the Company, as laid down in the Bylaws and all the powers necessary for performing actions pertinent to the activity of the company in its various manifestations, to be exercised with a single signature, the following powers were conferred on the Chairman,

•

overall governance of the Group, including coordinating the activities of the Chief Executive Officer, and defining the Company's strategic guidelines;

•

responsibility for extraordinary transactions and extraordinary finance operations to be proposed to the Board of Directors.

The powers conferred on the Vice Chairman were as follows: representing the Company, as laid down in the Bylaws, in the event that the Chairman is absent or unable to act, and a proxy power in the matter of the operation of the internal control system, this to be taken to mean representing the Board of

Directors as a whole, by means of this proxy, in relation to the internal control functions.

In addition to the power to legally represent the Company and to exercise, with a single signature, all powers required to perform actions pertinent to the activity of the company in its various manifestations, the Chief Executive Officer was made responsible for the overall governance of operations in Italy.

Since 2008 there has been an Executive Committee, composed of the executive Directors (who ensure coordination with the Group's management) and some non-executive Directors; the Chairman of the Committee is the Chairman of the Board of Directors. Its current composition can be found in Table 2.

As provided for by the Self-regulatory Code of the Company, the Committee has the task of monitoring the Company and Group performance, approving, upon the proposal of the executive Directors, the organizational macro-structures, formulating opinions to the Board of Directors on the budget and the strategic, industrial and financial plans of the Company and the Group and carrying out any other duties assigned by the Board of Directors relating to matters that can be delegated. At its meeting on 13 April 2011, the Board assigned the Executive Committee the task of expressing an advance opinion on the transactions which, by their nature, their strategic importance, their size or the commitments which they might entail, may have a significant impact on the activities of the Company and the Group. The Committee reports to the Board on the activities carried out in the most appropriate ways, and, in any case, each time at the following Board meeting.

During 2011, the Committee held five meetings, with an average duration of approximately 1.3 hours. The percentage of attendance was 97.14% (100% for independent Directors). In 2012, three meetings are planned, of which one has already been held.

4.5 Other executive Directors

The Chairman and the Chief Executive Officer are deemed to be executive Directors.

On taking up his office, the Vice Chairman, who has a proxy in the matter of the operation of the internal control system, stated that said proxy should be understood in terms of mere representation, by means thereof, of the Board of Directors as a whole, consequently excluding the assumption of an executive role.

4.6 Independent Directors

Telecom Italia has adopted the criteria established by the Self-regulatory Code of Borsa Italiana for the qualification of the independence of Directors. On the basis of the information provided by the Directors, the following are independent Directors: Lucia Calvosa, Elio Cosimo Catania, Massimo Egidi, Jean Paul Fitoussi, Mauro Sentinelli and Luigi Zingales.

The Board of Directors, at its meeting of 29 March 2012, verified the independence requirements of its members, noting that the requirements of the composition of the administrative body (the presence of at least two independent Directors according to the criteria established by law for Auditors) had been complied with. The Board of Auditors monitored the verification of the requirements and the correct application of the criteria of independence.

4.7 Lead Independent Director

The Lead Independent Director is the Director Luigi Zingales.

He is the point of reference and coordination for the issues and contributions of the independent Directors. He is granted the right to use corporate structures to perform the tasks entrusted to him and to convene special meetings of the Independent Directors (Independent Directors' Executive Sessions) to discuss issues affecting the functioning of the Board of Directors or the management of the business. In the course of 2011 there were seven such meetings.

Pursuant to the Self-regulatory Code, the Chairman of the Board of Directors is assisted by the Lead Independent Director in improving the functioning of the administrative body (including the identification of topics to be examined by the entire Board).

5. Handling of corporate information

Telecom Italia has suitable procedures for classifying and managing information in terms of confidentiality.

Moreover, a procedure has been adopted for the internal handling and external communication of documents and information concerning the Company, with specific reference to sensitive information (available at www.telecomitalia.com, Governance section, Governance System channel). The procedure regulates the management of sensitive information relating to Telecom Italia, its unlisted subsidiaries and listed financial instruments of the Group; this procedure is addressed to all members of corporate bodies as well as employees and outside collaborators who have access to information that is likely to evolve into sensitive information (known as market sensitive information). It also applies as an instruction to all subsidiaries in order to obtain from them, without delay, the information necessary for the timely and proper fulfilment of the public disclosure obligations.

The procedure in question, finally, regulates the establishment of the register of persons having access to sensitive information (Article152-bis et seq. of the Issuers Regulations).

6. Board committees

In addition to the aforementioned Executive Committee, the Board also has a Nomination and Remuneration Committee and a Committee for Internal Control and Corporate Governance, whose functions are described in the Company’s Self-regulatory Code.

7. Nomination and remuneration committee1

The Nomination and Remuneration Committee is composed of four non-executive Directors, the majority of them independent (of whom at least one is drawn from a minority slate, as per the Company's Self-Regulatory Code) all in various capacities in possession of sufficient knowledge and experience in the area of accounting and finance. Its current composition can be found in Table 2. Since the reconstitution of the Committee, following the renewal of the Board of Directors approved by the Shareholders' Meeting on 12 April 2011, the Chairman of the Board of Auditors (or, in the event that he is unable to act, another Auditor designated by the Chairman) takes part in the meetings.

The Committee is responsible for providing advice and recommendations

•

on the remuneration of the Directors who hold particular positions, in order to ensure alignment with the objective of creating shareholder value over time;

•

on the periodic evaluation of the criteria for the remuneration of the Company’s top management and the adoption, following the indication of the managing directors, of any stock option plans or share assignment plans;

•

on the monitoring of the implementation of decisions taken, and of corporate policy regarding the compensation of top management, and

•

on the proposal of candidates to the Board in case of the replacement, during the term of office, of an independent Director.

The Board at its meeting on 13 April 2011 assigned the Nomination and Remuneration committee the responsibility for the process of succession and replacement of the management and of selection/designation of the external member of the Supervisory Board, in addition to the task of formulating proposals regarding the criteria for dividing the total remuneration approved by the Shareholders' Meeting for the entire Board of Directors.

During the course of 2011 the Committee carried out the preparatory work on the second cycle of the “Long Term Incentive Plan 2011”, approved by the Shareholders' Meeting held on 12 April 2011; it negotiated and defined the economic treatment of the new Senior Executives; it confirmed the designation, as an external member of the Supervisory Board, of Prof. Salafia; it instituted the process of replacing retiring independent Directors and those who resign during the course of the year (Ferdinando Beccalli Falco and Francesco Profumo); it proposed to the Board the adoption of the succession plan for Senior Executives, in accordance with Consob communication no. 11012984 of 24 February 2011, monitoring at the same time the definition and population of special replacement tables for the managerial population at the highest level; it instituted the remuneration policy and the salary plan for the generality of the Company population for financial year 2012..

The Board of Directors was kept informed of these various activities at each first available meeting.

The Committee had access to the necessary information and corporate departments for performing its tasks. The Committee was not assigned financial resources of a predetermined amount, but was able autonomously to bring in external consultants, who do not have relationships with the Company which could prejudice their independence of judgement.

In the course of 2011 there were eleven such meetings. At the meetings (average length: approximately 2 hours), from time to time, the managers responsible for the issues under discussion were invited to offer support. The percentage of attendance was 96.50% (100% for independent Directors).

In 2012 four meetings have already taken place.

8. Remuneration of Directors, general managers and key managers with strategic responsibilities

The information in this section and that required by Article 123-bis, subsection 1, letter i), regarding the agreements between the Company and the Directors which provide for compensation in the case of resignation or dismissal without just cause or in the event that their employment ceases following a public offer to purchase, are made available in the Report on remuneration published in compliance with Article 123-ter of the CFL.

9. Internal control and corporate governance committee2

The Committee for internal control and corporate governance, present in the governance structure of the Company since 2000, has the following consultative and advisory functions. The Committee:

•

assists the Board and, upon request, the Managing Directors in performing their duties related to the Company's internal control system;

•

evaluates the work plan prepared by the internal control manager, who sends its periodic reports (on a quarterly basis, with updates each time with respect to the most significant results of the activities performed) to the Committee;

•

assesses, together with the Company heads of administration and the executive in charge of preparing the company’s accounting reports, having consulted the Statutory Auditor, the correct application of accounting principles and their consistent application within the Group for the purpose of preparing consolidated financial statements;

•

evaluates the work plan submitted for review and the results described in the report and any letter of suggestion from the Statutory Auditor;

•

reports to the Board on its activities at each following Board meeting, and on the adequacy of the internal control system upon approval of the annual financial statements and half-yearly report.

The Committee also,

•

keeps a watch on the effectiveness of the statutory auditing process, on compliance with the procedure for carrying out transactions with related parties, and on the observance and periodic updating of the corporate governance rules;

•

expresses its opinion on the appointment, revocation and conferment of powers to the internal control manager and the executive in charge of preparing company’s accounting documents;

•

defines the procedure and timing of the “board performance evaluation”;

•

performs other duties assigned to it from time to time by the Board of Directors.

In particular the Board at its meeting following the Shareholders' Meeting of 13 April 2011 assigned to the Internal Control and Corporate Governance Committee the function of high-level supervision in the matter of corporate social responsibility.

In the course of 2011 the Committee received the reports of the internal control manager (up to 31 December 2011, Telecom Italia Audit and Compliance Services S.c.a r.l. had acted as internal control manager: see below), carrying out specific investigations and in general setting up a continuous dialogue with the management responsible for audit and compliance activities; it therefore shared planning criteria and objectives for these activities for the period 2011-2013, which were then submitted to the Board of Directors as a whole. The Committee also monitored the evolution of the process of reorganising the Group's control governance, the implementation of the process of Enterprise Risk Management, and the activities of maintaining and updating the so-called Organisational Model 231 (see below), and those connected with adapting the Bylaws and Regulations governing Shareholders' meetings to the rules for incorporating the Shareholders’ Rights Directive into Italian law (legislative decree no. 27/2010), approved by the Shareholders' Meeting of 12 April 2011.

The Board of Directors was informed of all of the above at each following Board meeting.

It should be noted that, after following the internal verification process known as the Greenfield Project (to which reference is made in the appendix to the Report on corporate governance for 2010), the Committee also analysed the results of the consultant (Deloitte Financial Advisory Services S.p.A.), in relation to the suggestions formulated for the improvement of the internal control system, limited to the fields of activity falling within the scope of the review. In the light of the consultant's recommendations the management took or started appropriate corrective and/or improvement actions, with which the Committee agreed, with the reservation that their functionality and efficacy should be checked at the time-limits set for the conclusion of their implementation.

Furthermore, in relation to the news that the Public Prosecutor's Office in Milan had started an investigation into some issues occurring prior to 2007 (the so-called Kroll Affair and relations with the consultant Naji Nahas), a resolution was made to start an internal investigation. The Committee was given mandate to follow its development. During the shareholders' meeting the Company will give an account of the essential results of the initiative, where already available.

For the composition of the Committee (as per the Self-Regulatory Code: all Directors non-executive and independent, with at least one taken from a minority slate) see Table 2. All its members have experience in accounting and finance.

During 2011, the Committee held fourteen meetings, regularly minuted, supported by the expert contribution of the company management or external consultants. The average duration of meetings was approximately 2.7 hours and the percentage attendance was 100%. On five occasions, the Committee for internal control and corporate governance met, on account of the issues to be addressed, together with the Board of Auditors, which, in any case, attended all the meetings through the participation of at least its Chairman (or another Auditor designated by the Chairman).

In 2012, the Committee has already met six times.

10. Internal control system

The internal control system is a set of rules, procedures and organizational structures that, through a process of identifying, measuring, managing and monitoring the main risks, allows the sound and fair operation of the company in line with the pre-established objectives. As such this process is aimed at pursuing the values of both procedural and substantial fairness, transparency and accountability, which are considered key factors for managing Telecom Italia's business, in compliance with the Code of Conduct and Ethics of the Group and the Company’s Self-regulatory Code (both of which can be found on the website www.telecomitalia.com, Governance section, Governance System channel). This process, constantly monitored with a view to progressive improvement, is intended to ensure, in particular, the efficiency of company operations and entrepreneurial conduct, its transparency and verifiability, the reliability of information and management and accounting data, and compliance with applicable laws and regulations as well as the safeguarding of company integrity and its assets, in order to prevent fraud against the Company and the financial markets

The Board of Directors, insofar as it is responsible for the internal control system, sets the guidelines, verifying its adequacy, effectiveness and proper functioning, so that the main company risks (operational, compliance-related, economic and financial) are properly identified and managed over time.

In order to ensure a global approach to the management of risks, the Telecom Italia Group has implemented and is perfecting an integrated process inspired by Enterprise Risk Management (ERM), which requires a top-down approach through which the identification, evaluation and management of risks are.

The process of risk management (defined as "potential events whose occurrence could compromise the achievement of strategic objectives") is governed by the Group managerial Committee, chaired and coordinated by the Manager of the Administration, Finance and Control & International Development Department. This Committee reports to the Board of Directors and periodically informs the Committee for internal control and corporate governance and the Board of Auditors on the results of its activities.

The ERM process is based on self-assessment of the risk profile by management and is intended to define:

•

the mapping of risks, assessed by level of impact and probability of occurrence, focusing on the most significant risks (so-called  Top Risks). The impact-probability assessment is performed at "current" level (evaluation of the risk at the time of assessment, expressing the size of risk to be subjected to treatment);

•

the degree of maturity of the management process at Entity level and at Top Risks level by means of an analysis based on the evaluation of the components of Governance, Assessment, Quantification & Aggregation, Monitoring and Risk & Control Optimization. A maturity index (Risk Maturity Index - RMI), traceable over time, is identified for each Top Risk and for the Risk Management System at Entity level;

•

treatment of risk, performed by risk-owner company structures by defining and implementing appropriate action plans, aimed at reducing the level of residual risk and increasing the maturity index (RMI).

In particular, with regard to financial risks, the Telecom Italia Group, in conducting its operations, is exposed to:

•

market risk: arising from variations in interest and exchange rates related to financial assets and financial liabilities incurred;

•

credit risk: representing the risk of non-fulfilment of obligations assumed by a counterparty in relation to the utilization of liquidity;

•

liquidity risk: related to the need to meet short-term financial liabilities.

These risks are faced through (i) the definition of guidelines which must motivate the operations, (ii) the operation of an internal management committee which monitors the level of risk exposure in line with the pre-set objectives, (iii ) monitoring the results achieved. In particular, management policies:

•

for market risk: fully hedging the exchange risk and minimizing exposure to interest rates through appropriate diversification of the portfolio, including the use of derivative financial instruments;

•

for credit risk: liquidity management based on prudential criteria and articulated primarily in "money market management" activities (investment of temporary cash surplus) and "bond portfolio management" (investment of a permanent level of liquidity). In both situations, in order to reduce the risk of non-fulfilment of the obligations assumed by a counterparty, the counterparties and selected issuers have a high credit rating thanks to a policy designed to diversify the use of liquidity and allocate credit positions among the different banks;

•

for liquidity risk: an adequate level of financial flexibility obtained by maintaining a Treasury margin that allows the refinancing requirements to be covered for at least the next twelve months.

10.1 Director in charge of the internal control system

The Board of Directors at its meeting on 13 April 2011 conferred the proxy in respect of functionality of the internal control system on the Vice Chairman, who - according to the same logic as inspired the amendments made to the Self-Regulatory Code of Borsa Italiana in December 2011 - exercises it in terms of representing the Board of Directors in its entirety by means of this proxy.

The institution and maintenance of the internal control system are assigned to the Executive directors, each with respect to the area delegated to him, and to the Executive in charge of drawing up the Company's accounting documents for this field of competence, so as to ensure the overall adequacy of the system and its practical functionality, in a risk-based perspective, which is also taken into account in determining the agenda for the Board's proceedings.

10.2 Manager responsible for internal control

In accordance with the Company's Self-regulatory Code (which is currently being updated in the light of the amendments to the Borsa Italiana code introduced in December 2011), in the exercise of its responsibility for the internal control system the Board makes use not only of the Committee for internal control and corporate governance, but also of a Manager who is given an adequate level of independence and suitable means for performing his function. The Manager is responsible for supporting the management and control boards in assessing the adequacy and effectiveness of the control system, and consequently for proposing corrective measures in case of irregularities, deficiencies and malfunctions.

In particular the Internal Control Manager:

•

reports on  his work to the Director delegated for this purpose, to the Committee for Internal Control and Corporate Governance and to the Board of Auditors. In particular, he reports on how risk is managed, as well as on compliance with established plans for risk containment, and expresses his assessment on the suitability of the internal control system for achieving an acceptable overall risk profile;

•

he carries out checks, including at the request of the executive responsible for preparing the Company accounting documents;

•

he has a role in ensuring respect for the principles and values expressed in the Code of Conduct and Ethics, by handling reports from employees, collaborators, consultants, employers and third parties in business relationships with the Group on violations of laws or regulations, of the Code itself, and of internal procedures, as well as irregularities or negligence (including accounting), and promoting the most appropriate resulting initiatives, including the proposal to impose sanctions.

The oversight role of the internal control Manager is directed towards expressing an assessment in terms of reasonable certainty about the capacity of the internal control system to impact on the actual achievement of the objectives assigned to individual company structures (effectiveness profile), taking account of the rational use of resources for their realization (efficiency profile) in the light of the (qualitative/quantitative) risk factors present and the probability of their affecting the achievement of those objectives.

For the purposes of an overall assessment of the internal control system, the Manager takes as a methodological reference for his interventions, the following components of the CoSo Report 3 :

•

"Control environment" and "Information and Communication", which have a significant impact on, inter alia, oversight of the compliance and auditing methods, dissemination of the control culture and consolidation of the ethical values of the business;

•

"Risk assessment" and "control activities", which impose a process of identifying and managing auditing projects, as well as overseeing the compliance of processes and business operations with applicable laws and relevant internal procedures;

•

"Monitoring", which requires the continuous performance of activities to safeguard the business areas at the greatest risk, aimed at determining the effective overcoming of the weaknesses reported.

From the results of the activities performed it emerged that there had been a positive evolution over the year 2011, in the various contexts analysed, of the elements making up the internal control system, through a fully exhaustive implementation of the improving solutions identified. It is therefore believed that the existing internal control system, in its totality, reduces the risk profiles to an acceptable natural level to allow the processes to operate correctly

Up until 31 December 2011 the role of internal control manager was assigned to Telecom Italia Audit & Compliance Services S.c.a r.l., whose shareholders were Telecom Italia itself and Telecom Italia Media, with shareholdings respectively of 81.82% and 18.18%. In August, moreover, the boards of directors of Telecom Italia and the consortium company approved a merger plan for the incorporation of the consortium company into Telecom Italia, consistently with a logic of reviewing the control governance structures of the Group, concentrating activities and expertise in the matter of internal controls in the parent company. The process of the incorporation into Telecom Italia of Telecom Italia Audit & Compliance Services concluded with the drafting of the deed of merger in December 2011 and the incorporation consequently taking effect as of 1 January 2012.

At the meeting of 1 December 2011, in the light of this journey of integration and in substantial continuity with the pre-existing situation, in which the role of Internal Control Manager had been assigned to the consortium company, in the person of its Vice Chairman (formerly Chairman) and General Manager, Federico Maurizio d’Andrea, the Board of Directors of Telecom Italia assigned the role of Internal Control Manager to Dr d'Andrea himself. Favourable opinions were expressed on this choice by the Internal control and corporate governance committee and the Board of Auditors.

10.3 Organizational model pursuant to Legislative Decree 231/2001

The internal control system is complemented by the so-called "Organizational Model 231", i.e. a model of organization and management adopted pursuant to Legislative Decree No. 231/2001, aimed at preventing offences that can result in liability for the Company. This Organizational Model is comprised of:

•

the Code of Conduct and Ethics of the Telecom Italia Group, where the general principles (transparency, fairness, loyalty) that guide the Company in the organization and conduct of business are indicated;

•

the "general principles of internal control" tools to provide a guarantee with regard to the objectives of efficiency and operational effectiveness, reliability of financial and management information, compliance with laws and regulations, safeguarding of assets against possible fraud;

•

the "principles of conduct", which consist of specific rules for relations with representatives of public administration and for all fulfilments and activities of a corporate nature, and

•

the "internal control checklists" that describe business processes at risk of crime, any crimes committed in relation to them, the preventive control activities aimed at avoiding the related risks.

The internal control schemes have been compiled in accordance with the following basic principles: (i) the separation of roles in undertaking the principal activities involved in business processes; (ii) the traceability of decisions, to allow for identification of specific points of responsibility and the motivations for the decisions themselves; and (iii) the objectification of the decision-making processes, so that decisions are not to be purely subjective considerations, but based on pre-established criteria.

The Organizational Model is a dynamic instrument, which affects the corporate operation, which in turn must be constantly checked and updated in the light of feedback, as well as the evolution of the regulatory framework. During 2011, it was therefore subject to updating and refinement; in particular, an internal control checklist was introduced aimed at preventing the "risk 231" resulting from the inclusion of environmental crimes in the category of offences relevant for the purposes of Organizational Model 231.

The amendments were drafted by a managerial committee called Steering Committee 231, and prepared by the Supervisory Board. The latter (supported in its activities by appropriate offices) oversees the operation and observance of the Organizational Model and reports on it to the Board, to the internal control and corporate governance Committee and the Board of Auditors.

At its meeting on 5 May 2011 the Board of Directors proceeded to reconstitute the Supervisory Board (following the renewal of the Board of Directors and for the same term of office), nominating as its members Ferdinando Superti Furga (member of the Board of Auditors, Chairman of the Supervisory Board), Jean Paul Fitoussi (Independent Director, member of the internal control and corporate governance Committee), Vincenzo Salafia (external member named in 2009 by the nomination and remuneration Committee) and Federico Maurizio d’Andrea (at the time Chairman of Telecom Italia Audit & Compliance Services). Subsequently, in view of the reorganization carried out in the consortium company Telecom Italia Audit and Compliance Services, Scarl, in connection with the process of takeover and incorporation, the composition of the Supervisory Board was supplemented with the addition of the Group Compliance Officer (a position currently held by Francesca Petralia).

Note that Law no. 183 of 12 November 2011 (the so-called "Stability Law"), in force from 1 January 2012, provided that the Board of Auditors can perform the functions of the Supervisory Board under Legislative Decree no. 231/2001. The Board of Directors viewed this opportunity favourably and therefore intends to assign those tasks to the Board of Auditors which the Shareholders' meeting of 15 May 2012 shall nominate.

10. 4 Statutory Auditor

The Shareholders' meeting held on 29 April 2010, on the basis of the proposal put forward by the Board of Auditors, conferred the office of Statutory Auditor (separate financial statements of Telecom Italia S.p.A., annual consolidated financial statements, abbreviated half-yearly consolidated financial statements, annual report for the purposes of the US Security Laws) on PricewaterhouseCoopers S.p.A. for the nine year period 2010 – 2018.

Telecom Italia has adopted special Guidelines for the appointment of the auditing firm. In compliance with said guidelines the selection of PricewaterhouseCoopers took place after a comparative analysis carried out under the supervision of the Board of Auditors. When assessing the candidacies, the skills and specific auditing experience in the telecommunications sector, the adequacy of the technical structure in terms of requirements due to the size and complexity of the Company and the Group, the experience in SEC registrant Italian companies, the independent and unbiased judgement with respect to the Company and the Group, and the consistency of the compensation requested with the time and level of professionalism shown were particularly considered.

The auditor appointed by the Parent company Shareholders’ Meeting is the main auditor for the entire Telecom Italia Group. To protect the independence of the appointed auditor, the Guidelines establish the principle under which the appointment of further assignments (when allowed by the reference standard) is limited to the services and activities closely related to the audit of the financial statements. This is subject to the preventive favourable opinion of the Parent company’s Board of Auditors, which expresses its opinion from time to time or before hand on different types of assignments (so-called pre-approved assignments). In any event, the Board of Auditors has the right to establish guidelines and qualitative and quantitative criteria regarding the appointment of auditors, valid for the entire Group, which it did by requiring the introduction, from 1 January 2012, of an operative procedure which provides for prior examination by the Board of Auditors (even for pre-approved appointments) in certain qualitative conditions or when specific quantitative thresholds are exceeded. The Board of Auditors also stated that it will endorse the corresponding determinations adopted by the audit committees of the SEC-registered subsidiary companies (see above, paragraph 3 "Compliance"), provided that they are made on the basis of rules compliant with the applicable regulations - including United States regulations - and in conformity with the Group Guidelines in the matter.

10.5 Executive responsible for preparing the corporate accounting documents

The position of Executive responsible for preparing the corporate accounting documents is held by the Manager of the Administration, Finance and Control & International Development department, Andrea Mangoni, who – following the expiry of his mandate, as a result of the renewal of the Board of Directors – was reconfirmed in his position at the Board meeting of 5 May 2011.

As per the Bylaws (Art. 13), it is in fact the Board of Directors which nominates the responsible executive, after hearing the opinion of the Board of Auditors and – for self-regulatory principles – of the Committee for Internal Control and Corporate Governance. When the executive responsible for preparing the corporate accounting documents is appointed, his rights and powers are defined. These are covered in the specific Regulations, available at the website www.telecomitalia.com, Governance section, Governance System channel.

Insofar as, by law, responsible for the preparation of suitable administrative and accounting procedures to prepare the annual accounts and consolidated financial statements as well as any other financial communications, the Regulations acknowledge this position has a functional responsibility (organizational and for topics) with regard to the internal controls for financial reporting, specifying that, in relation to this field, it is supported by the Executive Directors, as well as by the Management of the Company.

The Executive refers to the Board of Directors, the Committee for internal control and Corporate Governance and – with reference to its responsibilities – the Board of Auditors.

10.6 Risk management and internal control system relating to the financial reporting process

Telecom Italia is aware that financial reporting has a central role when building and maintaining positive relationships between the company and those it interacts with, contributing – in addition to the company performance – to create value for the shareholders.

The internal control system on financial reporting is aimed at ensuring the trustworthiness4, accuracy5, reliability6 and promptness7 of the financial reporting. For that purpose, Telecom Italia has prepared and constantly updates a regulatory/documentary system including accounting principles of the Group, administrative and accounting procedures, guidelines, operation instructions, accounting manuals and a chart of accounts, intended to guarantee an efficient coordination and exchange of information between the Parent company and the subsidiaries as well as the correct drafting of the individual and consolidated financial statements.

In order to guarantee compliance with the Italian law (Law No. 262/2005) and U.S. law (Section 404 of the Sarbanes Oxley Act), Telecom Italia operates a structured and documented model of detection and monitoring of risks connected to the financial reporting, which refers to the CoSo framework. The management system of risks and internal control on the financial reporting of Telecom Italia is organized in the following phases:

•

identification of the risks8 on financial reporting. For that purpose, Telecom Italia defines identification criteria of the organization limits and of the “significant” processes in terms of potential impact on the financial information (understood as the information contained in the financial statements prospectuses and the explanatory notes), as well as on the risks resulting from non-achievement of the control objectives9. Such risks, connected to financial statements accounts/financial disclosure and to the company processes represented in it, refer to possible10 unintentional error risks as well as frauds11, insofar as they are liable to significantly affect the financial reporting;

•

identification of the controls as regards the identified risks. At this stage Telecom Italia identifies and documents the checks carried out in the company for mitigating the risks over the financial reporting;

•

assessment of the controls as regards the identified risks. Periodically over the year, the checks previously identified are evaluated through specific test activities. The evaluation of the checks is the primary responsibility of the competent management, supported by the independent assessment of the offices of the Group Compliance Officer.

Evidence of the assessment process described above (and specially, the possible lack of control assessed as significant/material in terms of potential error/fraud impact on the Financial Reporting) are periodically brought to the attention of the Committee for internal control and corporate governance and the Board of Auditors. The presence of possible deficiencies activates a process of definition, scheduling and accountability of specific remediation plans.

11. Interests of Directors and transactions with related parties

The current corporate procedure for effecting transactions with related parties, drawn up in compliance with Consob Regulation no. 17221 of 12 March 2011, was adopted in November 2010. The document classifies the transactions into different categories and, according to this classification table, different assessment and approval plans are applied, when these transactions are to be carried out with related parties. There are two main:

•

a qualitative distinction, by subject, between ordinary transactions and non-ordinary transactions;

•

a qualitative-quantitative distinction, by significance, between important transactions, to which the Consob Regulation is applied, and non-important transactions, to which the Consob Regulation is not applied, but which are governed by the procedure on self-regulatory lines.

According to the definition provided by Consob, ordinary transactions are those included in the ordinary business and related financial activities; in short, (i) all the main activities related to Company revenues and (ii) all the other management activities, as long as they are not classified as investment or finance activities. As regards the nature of transactions with related parties, the Telecom Italia procedure provides that:

•

it does not apply to transactions amounting to less than 100,000 euros;

•

the following fall within management’s responsibilities and do not require preventive ad hoc opinions

–

ordinary transactions under conditions predetermined by independent authorities, that cannot be modified or that are defined after a tender , without amount limits;

–

ordinary standard or market transactions according to terms not predetermined or defined after a tender, up to 5 million euros;

–

intercompany financing under market conditions, without amount limits

•

the following require the authorization of a Management Committee (comprised of the Group Compliance Officer, the General Counsel, the Chief Financial Officer and the Telecom Italia manager to the top of the relevant hierarchical)

–

ordinary standard or market transactions, according to terms not predetermined by independent authorities or that cannot be modified or defined after a tender, amounting to between 5 and 10 million eurosle;

–

non-ordinary transactions up to 2 million euros;

•

the following are considered important and require the preventive opinion of the Committee for Internal Control and Corporate Governance (or of the Committee of independent directors, if they are qualified as “major importance”: see below)

–

all transactions entrusted to the Board pursuant to the law, Bylaws or Self-regulatory Code;

–

ordinary standard or market transactions according to terms not predetermined or defined after a tender amounting to over 10 million e;

–

non-ordinary transactions amounting to over 2 million euros.

The distinction between transactions of major or minor importance is made according to the indexes of importance established by Consob, with a reduced threshold of 3.5% under the self-regulatory procedure (the percentage indicated by Consob is 5%): ratio between transactions value and the net equity (consolidated)/capitalization of the company; ratio between total assets of the entity involved in the transaction and the total (consolidated) assets of the company; ratio between the total liabilities of the entity acquired and the total (consolidated) assets of the.

To perform the transactions of major importance, the procedure always requires the approval of the Board of Directors, subject to the prior opinion of a Committee comprised of all the independent directors in office. For transactions of minor importance, the decision may be made under standard responsibilities: Board of Directors, CEO or management, according to the cases, that, however, require the previous opinion of the Committee for Internal Control and corporate governante.

The opinions concern the Company’s interests as regards fulfilment of the transactions as well as suitability and fairness of the relevant conditions. In order to express its opinions, the Committee carries out specific investigations, in which the management must collaborate. The Management Committee assures the interrelation between the Committee at the Board level and the company.

If the opinions on interest and transaction conditions are favourable, the transaction is completed, according to the mentioned responsibilities. If the opinions are negative, in order to be concluded under those conditions, the transaction is analyzed by the Board of Directors. If a double majority is obtained (a “general” one, of all the Directors at the meeting, and a “specific” one, of Independent Directors in non-related positions) the original negative opinion is rendered obsolete. If the transaction is not accepted by the independent directors, even if authorized by the Board, it may only be carried out under certain conditions:

•

if it is of minor importance, with application of an increased regime of disclosure to the public, regulated by the Consob Regulations;

•

if it is of major importance, it must be discussed further at the shareholders’ meeting, where it must obtain the favourable vote of the majority of the non-related shareholders entitled to vote .

The mechanism entailed amendment of the Bylaws by the Shareholders' meeting of 12 April 2011, providing – as regards transactions not subject to shareholders’ approval by law – for the introduction of special powers of the shareholders’ Meeting, pursuant to Article 2364, subsection 1, no. 5 of the Civil Code.

Similar rules apply to transactions with parties related to Telecom Italia, to be carried out by its subsidiaries. In these cases (provided that the Board of Directors of the Parent company need not intervene for other reasons), preventive check is always carried out by the Management Committee.

To support the correct application of the Procedure, an IT application is available; it allows verification of the correlation and the authorization process necessary for its completion. The application also ensures initiatives with related parties can be traced.

The Procedure for Transactions with Related Parties is available on the website www.telecomitalia.com Governance section  - Governance System channel.

12. Appointment of auditors

In accordance with Article 17 of the Bylaws (which it is proposed to amend at the Shareholders' meeting on 15 May 2012 to bring them into line with the law on gender balance), the Board of Auditors is made up of five standing auditors. The Meeting also appoints four alternate auditors.

The Board of Auditors is appointed in accordance with the law and applicable regulations, on the basis of slates presented by persons entitled to vote who jointly or separately hold shares representing at least 0.5% of the share capital with voting rights, or the different measure required by Consob for presentation of the slates of candidates for the appointment of the Board of Directors (Resolution No. 18083 of 25 January 2012 set the said percentage for Telecom Italia at 1%).

The slates are divided into two sections: one for candidates for the office of Standing Auditor and the other for candidates for the office of Alternate Auditor. Three standing and two alternate auditors are chosen from the slate that obtains the majority of the votes (so-called Majority Slate), while the remaining standing and alternate auditors are chosen from other slates (so-called Minority Slates), in compliance with the applicable regulations concerning the limits of connection with the Majority Slate. For this purpose, the votes obtained from the Minority Slate are divided first by one and then by two and the quotients are assigned to the candidates of one section and of the other, according to the order listed. On the basis of the quotients assigned, the candidates on the various slates are arranged in a single decreasing ranking for the appointment of the standing auditor position and in a single decreasing ranking for the appointment of the alternate auditor position and those who have obtained the two highest quotients are elected. If more than one candidate obtains the same quotient, the candidate from the slate that has not yet elected an auditor is elected or, subordinately, there is a tiebreaker vote by the entire Shareholders’ Meeting and the candidate who obtains the majority of the votes is elected.

In the event that an auditor chosen from the Majority Slate or one of the Minority Slates should cease to serve, the alternate from the Majority Slate or the Minority Slate shall take his/her place. In the event that a standing auditor chosen from the Minority Slate should cease to serve, the principle of necessary representation of the minority shall be deemed to have occurred if one of the alternate auditors chosen from the Minority Slate takes his/her place.

13. Auditors

The Shareholders’ Meeting of 8 April 2009 appointed the serving Board of Auditors, whose term will expire with the next Shareholders' Meeting, which will approve the financial statements for financial year 2011; it also named the Chairman and determined the size of the respective.

Three slates were presented within the terms and according to the procedure required by the applicable regulations:

Lista Telco

(Presenting Shareholder: Telco S.p.A.)

Candidates for Standing Auditor position

1. Salvatore Spiniello

2. Ferdinando Superti Furga

3. Gianluca Ponzellini

4. Lelio Fornabaio

5. Mario Ragusa

Candidates for Alternate Auditor position

1. Ugo Rock

2. Vittorio Mariani

3. Luigi Merola

4. Luca Novarese

Lista Findim Group

(Presenting Shareholder: Findim Group S.A.)

Candidates for Standing Auditor position

1. Lorenzo Pozza

2. Massimiliano Carlo Nova

Candidates for Alternate Auditor position

1. Silvano Corbella

2. Francesco Nobili

Lista Società di Gestione del Risparmio

(Presenting Shareholder: Aletti Gestielle S.G.R. S.p.A., Arca S.G.R. S.p.A., Bipiemme Gestioni S.G.R. S.p.A., BNP Paribas Asset Management S.G.R. S.p.A., Fideuram Gestions S.A., Fideuram Investimenti S.G.R. S.p.A., Interfund Sicav, Monte Paschi Asset Management S.G.R. S.p.A., Pioneer Asset Management S.A., Pioneer Investment Management S.G.R. S.p.A., Stichting Pensioenfonds ABP, UBI Pramerica S.G.R. S.p.A.)

Candidates for Standing Auditor position

1. Enrico Maria Bignami

2. Stefano Sarubbi

Candidates for Alternate Auditor position

1. Maurizio Lauri

2. Massimo Gatto

The number of votes in relation to the voting share capital gave the following results:

Telco Slate: 3.342.324.151 votes (62,76%)

Asset Management Company slate: 1,299,819,996 votes (24.41%)

Findim Group Slate: 675,960,464 votes (12.69%)

Of the Telco slate, which obtained a majority of the votes cast, three Standing Auditors and two Alternate Auditors were therefore chosen in the order in which they were listed in the slate: Salvatore Spiniello – Standing Auditor, Ferdinando Superti Furga - Standing Auditor, Gianluca Ponzellini – Standing Auditor, Ugo Rock – Alternate Auditor and Vittorio Mariani – Alternate Auditor. Of the other slates, two Standing Auditors and two Alternate Auditors were chosen: Enrico Maria Bignami - Standing Auditor (chosen from the Asset management company slate), Lorenzo Pozza - Standing Auditor (chosen from the Findim Group slate), Maurizio Lauri – Alternate Auditor (chosen from the Asset management company slate) and Silvano Corbella – Alternate Auditor (chosen from the Findim Group slate). The Shareholders’ Meeting also appointed, pursuant to law, Enrico Maria Bignami as Chairman of the Board of Auditors.

The Shareholders’ Meeting has established the annual remunerations, upon proposal by Telco, of € 80,000 for each Standing Auditor, € 120,000 for the Chairman of the Board of Auditors; an additional annual compensation of € 15,000 for the Auditor appointed to the Supervisory

The curricula vitae of the members of the control body are available on the website www.telecomitalia.com Governance section - Board of Auditors channel. The Board of Auditors, at its meeting on 23 March 2012, carried out the verification on the requirements of independence of its members, pursuant to Article 148, subsection 3, of the CFL, checking its members still meet the requirements they held when appointed, including requirements of independence according to the criteria provided by the Self-Regulatory Code of Borsa Italiana referring to the independence of the Directors.

During 2011, 34 meetings of the Board of Auditors were held (5 of which were held together with the Committee for Internal Control and Corporate Governance). The average duration of the meetings was 2.24 hours. The percentage of attendance was 95.88%.

During 2012, 13 meetings were held (5 of which were held together with the Committee for Internal Control and Corporate Governance).

Table 3 presents information on the composition of the Board of Auditors as of 31 December 2011. For detailed information on the activities performed by the Board of Auditors refer to the Board of Auditors' Report to the Shareholders’ Meeting prepared pursuant to article 153 of the CFL.

14. Shareholder relations

Within the Administration Finance and Control & International Development department, Alex Pierre Bolis is the executive appointed to manage relations with the Italian and international financial community and with all the shareholders (Investor Relations Manager). The references for the institutional and individual investors within Telecom Italia are:

•

Institutional investors:
Telecom Italia S.p.A. - ref. Investor Relations
Piazza degli Affari, 2
20123 Milan 20123 Milano
Telephone: +39 02 85954131
E-mail: investor_relations@telecomitalia.it

•

Individual investors:
Telecom Italia S.p.A. - ref. Investor Relations
Piazza degli Affari, 2
20123 Milano
Telefono: +39 02 85954131
E-mail: investitori.individuali@telecomitalia.it

Important information for shareholders and, in general, for current or potential investors (also with bonds) is available at www.telecomitalia.com in the Investors section.

15. Meetings

Pursuant to law, the shareholders entitled to attend the Meeting and to vote are those for whom the reference intermediary sent the Company specific communication certifying such right at the record date (seventh working day prior to the meeting first call). Those who are holders of shares only after such date will not be entitled to attend the Meeting and vote.

Ordinary shareholders may also exercise their right to vote by mail, as well as be represented, by giving a proxy to a physical or legal person, including the representative designated by the Company, if appointed (the decision is to be taken by the Board of Directors, at the time of calling the meeting). The Board of Directors also has the option of allowing electronic voting, specifying the procedure in the notice convening the meeting.

In order to facilitate the collection of proxies among employee ordinary shareholders of the Company and its subsidiaries who belong to shareholder associations satisfying the requirements established by law, special areas and instruments are made available for communication and performance of the activity.

The Board of Directors shall use its best endeavours to ensure that Shareholders have adequate information about the elements necessary for taking decisions within the competence of the Shareholders' meeting, with full knowledge of the facts.

During the course of the year no significant variations occurred in the market capitalisation of Telecom Italia shares and in the composition of the Shareholders' list.

To ensure the regular conduct of shareholders’ meetings, since 2000 the Company has adopted the Regulations for the Shareholders’ Meetings, available at the website www.telecomitalia.com, Governance section, Governance System channel. The Shareholders' meeting of 12 April 2011 resolved to update the regulations with coordinating and terminological amendments, but especially aimed at (i) regulating the right of Shareholders to ask questions before the meeting by relegating it to the notice convening the meeting, and (ii) leaving to the discretion of the Chairman the definition of the length of speeches in the course of the discussion ("normally not longer than ten minutes") and when replying ("normally not longer than five minutes").

16. Further corporate governance practices

Nothing to indicate.

17. Changes since the end of the reference year

Please refer to point 10.2 for the description of the process of incorporation of the activities of internal audit and compliance and for the consequent organizational determinations.

Tables

Table 1 - Information on Share ownership

	No. shares	% of share capital	Listed (indicate markets) / non listed	Rights and obligations

Ordinary shares	13,416,839,374	69.01%	Listed on Borsa Italiana S.p.A.	Voting rights at the Company Ordinary and Extraordinary meetings
Savings shares	6,026,120,661	30.99%	Listed on Borsa Italiana S.p.A.

Voting rights at the special meetings, capital privileges contemplated by Article 6 of the Bylaws: preference dividend 5%, biennial carrying over of the right to preference dividend, dividend increased by 2% compared to the ordinary share

Significant shareholdings

Declarant	Direct shareholder	% on ordinary capital	% on voting capital

Telco S.p.A.	Telco S.p.A.	22.387%	22.387%%
Findim Group S.A.	Findim Group S.A.	4.986%	4.986%

Table 2 – Structure of Board of Directors and committees and other offices filled

Board of Directors										Internal control committee		Nomination and remuneration committee		Executive committee
Position	Members	Serving since	Serving until	Slate (M/m) *	Exec.	Non exec.	Independent **	(%) ***	Number of other appoint-ments ****	*****	***	*****	***	*****	***

Executive Chairman	Franco Bernabè	3/12/2007	31/12/2013	M	X			100	=					X	100
Vice Chairman	Minucci Aldo	16/4/2007	31/12/2013	M		X		100	1(1)	X	100	X	100	X	100
CEO	Marco Patuano	12/4/2011	31/12/2013	M	X			100	=					X	100
Director	Cesar Izuel Alierta	8/11/2007	31/12/2013	M		X		33	=
Director	Tarak Ben Ammar	14/4/2008	31/12/2013	M		X		85	1
Director	Lucia Calvosa (2)	4/8/2011	15/5/2012	m		X	X	100	=	X	100
Director	Elio Catania	14/4/2008	31/12/2013	M		X	X	100	1	X	100	X	100	X	100
Director	Massimo Egidi (2)	1/12/2011	15/5/2012	m		X	X	=	=			X	=
Director	Jean Paul Fitoussi	6/5/2004	31/12/2013	M		X	X	100	1	X	100	X	100
Director	Gabriele Galateri	3/12/2007	31/12/2013	M		X		92	3			X	86	X	100
Director	Julio Linares Lopez	8/11/2007	31/12/2013	M		X		92	=					X	80
Director	Gaetano Miccichè	24/7/2007	31/12/2013	M		X		92	3
Director	Renato Pagliaro	6/5/2004	31/12/2013	M		X		100	2					X	100
Director	Mauro Sentinelli	29/4/2010	31/12/2013	M		X	X	100	=	X	100			X	100
Director	Luigi Zingales	16/4/2007	31/12/2013	m		X	X	100	=	X	100	X	100
Directors who resigned during financial year 2011

Director	Paolo Baratta	6/5/2004	12/4/2011	m		X	X	67	=	X	100
Director	Ferdinando Beccalli Falco	12/4/2011	6/6/2011	m		X	X	=	=					X	=
Director	Roland Berger	14/4/2008	12/4/2011	m		X	X	67	1	X	33			X	100
Director	Francesco Profumo	12/4/2011	16/11/2011	m		X	X	89	=	X	100	X	100
Number of meetings held during the reference financial year:								BOD: 13		ICC: 14		NRC: 11		EC: 5

NOTES:

*

This column shows M or m, depending on whether the member was elected from the slate voted for by the majority (M) or by a minority (m).

**

Independent Directors as per the Self-regulatory Code. As stated in the Report, Directors Calvosa, Catania, Egidi, Fitoussi, Sentinelli and Zingales have declared that they also possess the independence requirements specified by Legislative Decree no. 58/98.

***

This column indicates the percentage participation by the directors in the meetings respectively of the BoD and the committees (no. of attendances/no. of meetings held during the actual period of office of the person concerned).

****

This column indicates the number of posts as director or auditor held by the person concerned in other companies quoted in regulated markets, including foreign markets, in finance, banking, insurance or other sizeable companies. Attached to the Report is the list of such companies with reference to each director, stating whether the company in which the office is held does or does not form part of the group which reports to the issuer or of which the Issuer forms part.

****  In this column, X indicates that the director is a member of the committee.

1

If a Director holds office in more than one company belonging to the same Group, it is standard practice to take into account, when calculating the number of offices, only one office held within that Group.

2

Independent directors co-opted by the Board of Directors on the recommendation of the Nomination and remuneration committee, having considered the suggestions by Assogestioni.

Below is a list of the posts held by the Directors currently in office, in companies included in the FTSE/MIB index, or in companies operating predominantly in the financial sector in relation to the public (appearing in the lists in Articles 106 and 107 of Legislative Decree no. 385 of 1 September 1993, or in companies engaged in banking or insurance activities, significant in terms of Article 5 of the Self-Regulatory Code of Telecom Italia.

Franco Bernabè	- - -
Aldo Minucci	Chairman of Genertel S.p.A.; member of the Board of Directors of Banca Generali S.p.A., INA Assitalia S.p.A., Fata Vita S.p.A. and Fata Assicurazioni Danni S.p.A. [all companies in the Generali Group]
Marco Emilio Angelo Patuano	- - -
Cesar Izuel Alierta	- - -
Tarak Ben Ammar	Independent member of the Board of Directors of Mediobanca S.p.A.
Lucia Calvosa	- - -
Elio Catania	Member of the Management Board of Intesa Sanpaolo S.p.A.
Massimo Egidi	- - -
Jean Paul Fitoussi	Independent Member of the Supervisory Board of Intesa Sanpaolo S.p.A.
Gabriele Galateri di Genola	Chairman of Assicurazioni Generali S.p.A., Member of the Board of Directors of Banca Carige S.p.A. and Banca Cassa di Risparmio di Savigliano S.p.A.
Julio Linares Lopez	- - -
Gaetano Miccichè	Chief Executive Officer of Banca IMI S.p.A., Member of the Board of Directors of Banca Caboto S.p.A., and of Intesa San Paolo Group Services S.C.p.A.
Renato Pagliaro	Chairman of Mediobanca S.p.A.; Member of the Board of Directors of Pirelli & C. S.p.A.
Mauro Sentinelli	- - -
Luigi Zingales	- - -

Below is a list of the posts held by the Directors who ceased to hold office in 2011, in companies included in the FTSE/MIB index, or in companies operating predominantly in the financial sector in relation to the public (appearing in the lists in Articles 106 and 107 of Legislative Decree no. 385 of 1 September 1993, or in companies engaged in banking or insurance activities, significant in terms of Article 5 of the Self-Regulatory Code of Telecom Italia.

Paolo Baratta	- - -
Roland Berger	Independent member of the Board of Directors of FIAT S.p.A.
Ferdinando Beccalli Falco	- - -
Francesco Profumo	- - -

Table 3 – Structure of the Board of Auditors

Position	Members	Serving since	Serving until	Slate (M/m)*	Independence as per Civil Code	** (%)	*** Number of other appointments

Chairman	Enrico Maria Bignami	16/04/2007	31/12/2011	m	X	100	27
Standing auditor	Gianluca Ponzellini	08/04/2009	31/12/2011	M	X	94.10	17
Standing auditor	Lorenzo Pozza	08/04/2009	31/12/2011	m	X	94.10	10
Standing auditor	Salvatore Spiniello	13/04/2006	31/12/2011	M	X	94.10	16
Standing auditor	Ferdinando Superti Furga	13/04/2006	31/12/2011	M	X	97.06	12
Alternate auditor	Silvano Corbella	08/04/2009	31/12/2011	m	X	=	=
Alternate auditor	Maurizio Lauri	08/04/2009	31/12/2011	m	X	=	=
Alternate auditor	Vittorio Giacomo Mariani	08/04/2009	31/12/2011	M	X	=	=
Alternate auditor	Ugo Rock	08/04/2009	31/12/2011	M	X	=	=
AUDITORS WHO RESIGNED DURING FINANCIAL YEAR 2011
No member of the Board of Auditors resigned during financial year 2011
Number of meetings held during the relevant financial year: 34

NOTES

*

This column shows M or m, depending on whether the member was elected from the slate voted for by the majority (M) or by a minority (m).

**

This column indicates the percentage participation by the auditors in the meetings of the BoA. (no. of attendances/no. of meetings held during the actual period of office of the person concerned).

*** This column indicates the number of posts as director or auditor held by the person concerned, considered significant in terms of Article 148-bis of the CFL. The complete list of the appointments is attached, in terms of Article 144-quinquiesdecies of the Consob Issuer Regulations, to the report on supervisory activity, drafted by the auditors for the purposes of Article 153, subsection 1 of the CFL.

Footnotes

1

As specified in the Introduction, the process of bringing the internal Company rules into line with the amendments to the Self-Regulatory Code of Borsa Italiana, introduced on 5 December 2011, is in progress.

2

As specified in the Introduction, the process of bringing the internal Company rules into line with the amendments to the Self-Regulatory Code of Borsa Italiana, introduced on 5 December 2011, is in progress.

3

Control model developed by the Committee of Sponsoring Organisations (CoSO) of the Treadway Commission.

4

Trustworthiness (of the reporting): reports that are correct and complies with the generally accepted accounting principles and with the requirements of the applicable laws and regulations.

5

Accuracy (of the reporting): reports that are neutral and precise. Financial reports are considered neutral if they do not contain pre-conceived distortions aimed to influence the decision-making process of its users in order to obtain a specific result.

6

Reliability (of the reporting): reporting that is  so clear and complete that investors can make informed and aware investment decisions. Information is considered clear if it simplifies the understanding of complex aspects of the Company, without being excessive and pointless.

7

Promptness (of the reporting): reports that comply with due dates set for its release.

8

Risk: potential event that may impair the achievement of goals related to the control system on financial reporting (the System), that is to say, accuracy, reliability, trustworthiness and promptness goals of the financial reporting.

9

Control goals: set of goals that the System aims to achieve in order to assure a truthful and correct representation of the Financial Reporting. Such goals consist of "financial statement affirmations" (existence and occurrence, completeness, rights and obligations, assessment and registration, presentation and reporting) and of “other control goals” (such as compliance of authorization limits, separation of incompatible duties, controls on physical safety and assets, documentation and operations traceability, etc.).

10

Error: in relation to the System, any unintentional act or omission that results in a misleading declaration in the financial reporting.

11

Fraud: in relation to the System, any intentional act or omission that results in a misleading declaration in the financial reporting.

Report on
remuneration

pursuant to art. 123-ter CFL

(Report approved by the Board of Directors at their meeting on 29 March 2012)

Index

Introduction

5

Section 1

6

1. Parties involved in the remuneration process

6

Letters a), b) and c) of Appendix 3A, Chart 7-bis, Section I, of the Issuers' Regulations:

−

the bodies or individuals involved in drawing up and approving the remuneration policy, specifying the respective roles, and the bodies or individuals responsible for the proper implementation of this policy;

−

any involvement of a remuneration committee or other relevant committee, describing its composition (making a distinction between non-executive and independent directors), responsibilities and modes of operation;

−

names of any independent experts involved in drawing up the remuneration policy.

2. Principles and objectives of the remuneration policy, in respect of both fixed and variable components

9

Letters d), g), h) and i) of Appendix 3A, Chart 7-bis, Section I, of the Issuers' Regulations:

−

the aims pursued by the remuneration policy, the principles that underlie it and any changes in remuneration policy from the previous financial year;

−

with reference to the variable components, a description of the performance objectives according to which they are allocated, distinguishing between short term and medium to long term variable components, and information regarding the link between results and changes in remuneration;

−

the criteria used to assess the performance objectives on basis of which shares, options, other financial instruments or other variable remuneration components are allocated;

−

information aimed at demonstrating the consistency between the remuneration policy and the pursuit of the company's long term interests and risk management policy, where formalised.

3. Ratio between fixed and variable remuneration components

12

Letter e) of Appendix 3A, Chart 7-bis, Section I, of the Issuers' Regulations:

−

description of the policies regarding fixed and variable remuneration components, with particular focus on indicating their relative weight within the overall remuneration and distinguishing between short and medium to long term variable components.

4. Deferral of cash and lock-up components of equity components

13

Letters j) and k) of Appendix 3A, Chart 7-bis, Section I, of the Issuers' Regulations:

−

the vesting period, any deferred payment systems, stating the deferral periods and criteria used to determine these periods and any ex-post correction mechanisms;

−

information regarding any clauses requiring financial instruments to be retained in the portfolio after purchase, stating the retention periods and criteria used to determine these periods.

5. Non-monetary benefits

13

Letter f) of Appendix 3A, Chart 7-bis, Section I, of the Issuers' Regulations:

−

the policy pursued with regard to non-monetary benefits.

6. Severance pay

14

Letter l) of Appendix 3A, Chart 7-bis, Section I, of the Issuers' Regulations:

−

the policy regarding payments made in the event of a termination of office or employment, specifying the circumstances in which the right may be exercised and any link between these payments and the company's performance.

7. Insurance, welfare and pension cover

15

Letter m) of Appendix 3A, Chart 7-bis, Section I, of the Issuers' Regulations:

−

information on the existence of any insurance, welfare or pension cover other than the compulsory ones.

8. Remuneration policy of non-executive directors

15

Letter n) of Appendix 3A, Chart 7-bis, Section I, of the Issuers' Regulations:

−

any remuneration policy applied with regard to: (i) independent directors, (ii) participation in committees and (iii) performance of specific duties (chairman, vice chairman, etc.).

9.

References to the remuneration policies of other companies

15

Letter o) of Appendix 3A, Chart 7-bis, Section I, of the Issuers' Regulations:

−

whether the remuneration policy has been established using the remuneration policies of other companies as a blueprint and, if so, the criteria used to select these companies.

Section 2

16

Remuneration 2011

16

−

Remuneration of the Board of Directors in 2011

−

Remuneration of the Chairman - Mr Franco Bernabè - in 2011

−

Remuneration of the Chief Executive Officer - Mr Marco Patuano - in 2011

−

Remuneration of key managers with strategic responsibilities in 2011

Tables pursuant to Chart 7-bis of Appendix 3A of the Issuers' Regulations

18

Table 1

18

Remuneration paid to members of the management and control bodies, managing directors and other key managers with strategic responsibilities

Table 2

23

Stock-options assigned to members of the management body, managing directors and other key managers with strategic responsibilities

Table 3 A

25

Incentive plans based on financial instruments, other than stock options, for members of the management body, managing directors and other key managers with strategic responsibilities

Table 3 B

27

Monetary incentive plans for members of the management body, managing directors and other key managers with strategic responsibilities

Tables pursuant to Chart 7-ter of Appendix 3A of the Issuers' Regulations

29

Chart containing information on the shareholdings of members of the management and control bodies, managing directors and other key managers with strategic responsibilities

Introduction

By means of this document, Telecom Italia is complying for the first time with the requirement of article 123-ter of Legislative Decree no. 58/1998. The remuneration report (the Report) has been drawn up according to Chart 7-bis of Appendix 3A of the Issuers' Regulations adopted by Consob by means of resolution no. 11971/1999 and subsequent amendments (the Issuers' Regulations). The first section refers to the remuneration policy for 2012, introducing - where appropriate for presentation purposes - comparisons with previous financial years. The second section contains the final statement on remuneration for the 2011 financial year, together with a statement of the shareholdings held by the Company and its subsidiaries as per Chart 7-ter of Appendix 3A of the Issuers' Regulations. Pursuant to the law and the Issuers' Regulations, the scope of the disclosure regarding remuneration encompasses the named members of the management bodies (Executive and Non-Executive Directors) and collectively the managers of Telecom Italia with strategic responsibilities.

As described in greater detail in the Corporate Governance and Share Ownership Report for the 2011 financial year, available on the www.telecomitalia.com website, Governance section - Governance System channel, the Executive Directors are considered to be the Chairman (Franco Bernabè) and Chief Executive Officer (Marco Patuano). We should point out that, on taking up his position, the Vice Chairman (Aldo Minucci), who has a proxy in the matter of the operation of the internal control system, stated that said proxy should be understood in terms of mere representation, by means thereof, of the Board of Directors as a whole, consequently excluding the assumption of an executive role.

As of 31 December 2011, as determined by the board on 7 July 2011 for the purposes of the reorganisation carried out as a result of the establishment of the senior management structure following the renewal of the Board of Directors (Shareholders' Meeting of 12 April 2011), the key managers with strategic responsibilities - in addition to the Chairman and the Chief Executive Officer - were identified as the Managers in charge of:

•

Administration, Finance and Control & International Development,

•

Human Resources and Organization,

•

Legal Affairs,

•

National Wholesale Services,

•

Public & Regulatory Affairs,

•

Supply Chain & Real Estate,

•

Technology,

•

Consumer,

•

Tim Brasil and

•

Telecom Argentina.

In the light of the organisational changes carried out in the Domestic area at the end of 2011, implementing a unitary model of supervision for large companies and public organisations/institutions, with the Top Clients and Public Sector department taking over the previous and separate Top Clients and Public Sector departments, the Manager of the new structure was included among the key managers with strategic responsibilities by resolution of the board of 23 February 2012.

Section 1

1. Parties involved in the remuneration process

The bodies/individuals involved in adopting and implementing remuneration policies are:

•

the Shareholders' Meeting;

•

the Board of Directors;

•

the Nomination and Remuneration Committee (hereinafter: the Committee);

•

Executive Directors;

•

Board of Auditors;

•

Human Resources and Organization Department,

Shareholders' Meeting

With regard to remuneration, the Shareholders' Meeting:

•

expresses itself annually, with non-binding vote, on the first section of the remuneration report (which must at least contain the remuneration policy for the year after the one reported);

•

establishes the gross annual remuneration of the Board of Directors based on the proposals made by shareholders when presenting the slates of candidates, in view of the renewal of the Board itself;

•

resolves, on a proposal from the Board of Directors, on the remuneration plans based on the allocation of financial instruments to directors and employees, including key managers with strategic responsibilities.

At its meeting on 12 April 2011, the Shareholders' Meeting:

•

in renewing the board, approved the proposal made by the shareholder Telco S.p.A. regarding the remuneration of the Board of Directors, fixing it at a total of 2.2 million euros for the year;

•

approved the Long Term Incentive Plan 2011 applicable - according to different procedures - to the Senior Executives, Top Management and Selected Executives, and which currently represents the platform for the Company's entire long term compensation.

Board of Directors

The Board of Directors:

•

defines the remuneration policy of executive directors and key managers with strategic responsibilities and draws up a report every year pursuant to article 123-ter of the Consolidated Finance Law (CFL);

•

resolves on the subdivision of the remuneration determined by the Shareholders' Meeting for the Board of Directors, if the Shareholders' Meeting has not taken any decisions in that respect;

•

determines the remuneration of Directors who hold special positions, based on the proposals made by the Committee and after consulting with the Board of Auditors;

•

makes proposals to the Shareholders' Meeting on the remuneration plans based on the allocation of financial instruments to directors and employees, including key managers with strategic responsibilities.

In order to ensure that the decisions taken regarding remuneration are appropriately investigated, conform to the rules on transparency and strict rules governing potential conflicts of interest, the Board of Directors is supported by the Committee.

Following the renewal (Shareholders' Meeting of 12 April 2011), the Board of Directors

•

subdivided the total annual amount allocated to it by the Shareholders' Meeting of 2.2 million euros per year;

•

approved the compensation package of the Senior Executives for the three-year period 2011-2013, which was subsequently agreed by contract;

•

implemented the Long Term Incentive Plan 2011;

•

shared the guidelines for the company's overall remuneration policy, established the 2012 incentive objectives for Senior Executives, finalised the proposal for the Long Term Incentive Plan 2012 presented to the Shareholders' Meeting of 15 May 2012 and approved this Report.

Nomination and remuneration committee

The Committee currently consists of four non-executive directors, three of whom are independent, all of them having adequate accounting and financial knowledge and experience:

•

Elio Catania (Chairman - independent)

•

Massimo Egidi (independent)

•

Jean Paul Fitoussi (independent)

•

Gabriele Galateri di Genola

Pursuant to the Company's Self-regulatory Code, also interpreted in the light of best practice, and in accordance with the Self-regulatory Code drawn up by the Corporate Governance Committee of the Borsa Italiana (available at www.borsaitaliana.it), to which the Company adheres, the Remuneration Committee:

•

presents the Board of Directors with proposals for the remuneration of executive directors, (i) for the entire term of office as regards the fixed component and the amount of the variable short-term remuneration, (ii) annually with regard to the short term performance objectives, (iii) from time to time in the event of Senior Executives being involved in incentive measures of a long-term nature;

•

holds discussion with the Human Resources and Organization Department, examining the remuneration policy for all managers (and particularly the remuneration policy of key managers with strategic responsibilities) in the context of the Company's overall wage policy, with a view to its presentation to the Board of Directors;

•

examines proposals made to the Board of Directors for remuneration plans based on financial instruments;

•

assesses the appropriateness, practical application and consistency of the general remuneration policy, particularly with reference to actual business performance, making suggestions and proposals for any corrective measures;

•

monitors implementation of the decisions adopted by the Board of Directors regarding remuneration, ascertaining the level of achievement of the Senior Executives' objectives, applying the measurement criteria determined when these objectives were assigned to them;

•

reports to the Board of Directors from time to time, at the next available meeting, on the activities carried out;

•

is entitled to access the information and departments of the company required for the performance of its tasks, as well as to engage external consultants independently.

For completeness, we should point out that, according to the procedure for transactions with the Company's related parties, adopted by board resolution of 4 November 2010 (available on the www.telecomitalia.com website, Governance section - Governance System channel), resolutions regarding the remuneration of directors and key managers with strategic responsibilities made in accordance with the remuneration policy submitted for examination by the Shareholders' Meeting, are not considered to be relevant transactions with related parties and are not therefore subject to the Regulations adopted by Consob by means of resolution no. 17221/2010 and subsequent amendments. The tasks assigned to the board committee by the Telecom Italia procedure are in this case performed by the Committee.

As of 2009, the Committee has relied on the support and collaboration of Mr Sandro Catani, currently employed by The European House Ambrosetti S.p.A., an expert in remuneration policies, who has no relationship with the Company that might compromise his independence of judgement.

In the course of 2011 there were eleven meetings of the Committee. The meetings were systematically attended by the Human Resources and Organization Department Manager and the managers responsible for the areas being discussed were invited to provide support. Three meetings have already taken place in 2012.

In addition to preparing the architecture (and, in the case of the 2011 cycle, the implementation) of the long term incentive plan, the Committee made proposals regarding the distribution of the overall annual remuneration established by the Shareholders' Meeting and the pay of the Chairman and Chief Executive Officer, based on the benchmark analyses provided by the Human Resources and Organization Department and negotiations with the individuals concerned. In the context of the business plan for 2012-2014, the Committee then examined the 2012 budget regarding the cost of labour with the company's departments, discussing the structure of the Company's overall pay policy and looking in detail at the measures taken in respect of managers, both in Italy and abroad. At the same time, based on the analysis of strategic priorities in the business plan, it identified a set of short term incentive targets for the Chairman and Chief Executive Officer for 2012 and the respective assessment metrics. This work produced a structured document of guidelines, which was submitted to the Board of Directors and formed the basis for the remuneration policy described in this First

Section of the Report.

Over time, the Committee also monitored the development of the relevant legislation on remuneration, analysing - with the help of the Company's departments and its own consultant - the structure and content of the Report, which it then validated with a view to its approval by the Board of Directors.

For further information regarding the composition, rules, responsibilities, operation and activities of the Committee in different fields see the Corporate Governance and Share Ownership Report for 2011.

Executive Directors

With regard to remuneration policy, as the people responsible for managing the company, together with the Committee, to the extent of its responsibilities, and through the Human Resources and Organization Department for the purposes of examination and operational implementation, the Executive Directors are entrusted with:

•

drawing up budget and business objective proposals, in which the cost of labour is a significant component;

•

establishing policies for personnel and for key managers with strategic responsibilities who report to them hierarchically;

•

operationally defining, in accordance with the remuneration policy described in this Report, the short term incentive measures for key managers with strategic responsibilities, in terms of establishing their operational objectives and subsequently verifying the extent to which they have been achieved;

•

drawing up the proposals for plans based on financial instruments in agreement with the Committee;

•

identifying the beneficiaries of long term remuneration instruments and establishing the extent of their participation in the plans.

Board of Auditors

The Board of Auditors submits the opinions required by current laws on the proposed remuneration of Executive Directors.

Since the Committee was re-established, following the renewal of the Board of Directors approved by the Shareholders' Meeting on 12 April 2011, the Chairman of the Board of Auditors (or, in the event that he is unable to act, another Auditor designated by the Chairman) takes part in the Committee's meetings.

Human Resources and Organization Department

The Human Resources and Organization Department, which, based on a prevalence criterion, reports to the Chief Executive Officer in charge of Operations, which account for 96% of the Company's workforce,

•

reports to the Chairman with regard to activities associated with the Group's strategic policies and resources;

•

based on the remuneration position, within the budget framework defined and in accordance with the compensation policy, presents the Senior Executives annually with any proposals for action regarding the remuneration of key managers with strategic responsibilities;

•

makes proposals to the Senior Executives and the Committee regarding the overall architecture of the management incentive systems, identifying the operation mechanisms and the series of operational objectives to be assigned to key managers with strategic responsibilities, in agreement with the Administration, Finance and Control & International Development and Quality & Program Management structures;

•

analyses and monitors the application and consistency over time of the general remuneration policy, making proposals for any corrections;

•

administers management development activities, in order to draw up a succession planning system for strategic management positions;

•

supplies the Committee with the technical support and all the information needed for it to perform its tasks.

2. Principles and objectives of the remuneration policy, in respect of both fixed and variable components

In the knowledge that the competitiveness of a company in the labour market, and therefore its ability to attract, retain and motivate people who have the professional skills and experience needed for the purposes of management and development, in the interests of the different stakeholders, does not depend only on salaries, the Group's remuneration policy provides for individual pay packages to be structured, with the aim of ensuring the correct balance between fixed and variable components based on the strategic objectives and risk management policy of the company. The resulting architecture is aimed on the one hand at safeguarding the Group's need for identity and integration (unity) and on the other hand at ensuring the respect for the diversity of target markets (differentiation), in order to support the competitiveness and performance of the Company, ensure the engagement of staff and guarantee internal equity and fairness.

Based on this premise, the compensation structure of Senior Executives and key managers with strategic responsibilities consists of the following:

•

a fixed salary component, linked to the performance of the relevant markets, monitored continuously using benchmarks developed by leading consulting companies;

•

a variable salary component, both short and long term, characterised by:

–

suitability to appreciate different levels of performance, both corporate and individual;

–

ability to safeguard internal fairness;

–

use of clear, solid and defined performance indicators, suited to ensuring that the interests of management are consistent with those of investors;

•

a non-monetary component, consisting of resources and services made available to the individual.

Remuneration policies are differentiated according to a horizontal classification of the population, aimed at subdividing resources according to their role and their individual value. Further details are provided below of the purposes and characteristics of the fixed and variable remuneration components for Senior Executives and for key managers with strategic responsibilities, referring to the subsequent point 8 of the First Section of the Report on the remuneration of non-executive Directors.

Fixed component

The fixed remuneration component considers the breadth and strategic nature of the role performed, measured through a system of evaluation of positions that uses internationally recognised and certified methods (in the case of Senior Executives and key managers with strategic responsibilities: Hay Top Executive Europe international market, both general and selected for the ICT and media sector1), as well as the distinguishing subjective characteristics and strategic skills possessed. Its amount is sufficient to remunerate the employee's services even in the event of a failure to achieve the performance objectives that influence the disbursement of variable pay, among other things, in order to discourage any behaviour that is not consistent with the company's appetite for risk.

During the course of 2011, policies were implemented to temper increases in fixed salary components and the individual cost of labour in general. In this framework, for managers in general (including key managers with strategic responsibilities), action on fixed salary components was limited to resources operating in significant core business functions, characterised by the actual presence of competitive risks. For 2012, the trend towards tempering the dynamics of the fixed component will continue, maintaining the position of key managers with strategic responsibilities at a level which falls between the first quartile and the median of the market. The fixed remuneration is the starting point for determining the target amounts for variable remuneration instruments linked to short and long term performance.

Short term variable component

The short term variable component is aimed at making the link between financial reward and the degree of achievement of annual objectives transparent. For this purpose, the objectives are fixed with reference to qualitative and quantitative indicators that are representative of and consistent with the strategic priorities and business plan, measured according to pre-defined and objective criteria. However, provision is made for discretional assessment margins to be used that allow an ex-post evaluation to be carried out by the senior hierarchical body (and therefore the Board of Directors in respect of the Senior Executives and the Chairman or Chief Executive Officer in respect of the key managers with strategic responsibilities who report to each of them).

The process of defining MBO objectives starts with the identification by the Board of Directors, on a proposal from the Committee and after consultation with the Board of Auditors, of the targets to be assigned to the Senior Executives, represented by certifiable indicators that address the priorities of the business plan. Net of the aforementioned discretional evaluation component (which amounts to 20% for the Chairman and Chief Executive Officer), the performance indicators are linked to the budget for the period, which defines the target to be attained, with room for negative deviation of up to a minimum level (access threshold) and positive deviation corresponding to the maximum payout.

The process of deployment of the targets to key managers with strategic responsibilities is carried out according to a top-down approach that combines:

•

business targets (corresponding to the basket of targets of the Chairman and Chief Executive Officer), which are intended to create team-building, directing the behaviour of management towards the achievement of overall business results;

•

functional targets, which are intended to relate the incentive to the individual performance recorded. For key managers with strategic responsibilities, the discretional evaluation component, which falls within the set of functional targets, does not exceed 10%.

The set of functional targets assigned to key managers with strategic responsibilities is defined - by agreement with the Executive Director to whom each manager reports - by the Human Resources and Organisation department, which works with the Administration Finance and Control & International Development, Quality & Program Management departments and, in general, with the company departments responsible for certifying the parameters used as references. The performance of objectives is then monitored by agreement between these same departments, with reference both to the individual targets and to the overall results of the indicators.

In 2011, the MBO instrument was managed in continuity with the previous year, reviewing the payout scale for Senior Executives only, Consequently, the short term incentive scheme of the Chairman and Chief Executive Officer, which was between 50% and 200% of the fixed component in 2010 (bonus of Franco Bernabè, the Chief Executive Officer at the time), was restricted to 150% as of 2011.

In 2012, this same tempering of increases in individual costs was extended to all the incentivised managers of the Company, who will therefore be subject to a payout scale of 70%-100%-140% instead of the previous 80%-100%-160% scale. At the same time, a maximum overall limit of MBO payable has been introduced to reflect the achievement of business targets measured by the recorded performance of Senior Executives. The cap thus identified determines the total amount of financial resources to be disbursed by applying an appropriate correction factor to the bonuses earned by management.

Furthermore, with reference to only the Chairman and Chief Executive Officer, for 2012 it was decided to replace the discretional evaluation and individual performance component (weight: 20%) with an ordinary share valuation indicator for the period January 2012-January 2013 with respect to a basket consisting of Vodafone, Telefónica, Deutsche Telekom, France Télécom, Teliasonera, Telenor, KPN, Swisscom, British Telecom, as well as Telecom Italia itself. The access threshold is the positioning of the Company at third place in the rating.

The incentive targets for 2011 and 2012 (with their respective weightings) for the Chairman and Chief Executive Officer are shown below.

Chairman	2011	2012
Group Net Income	25%	25%
Group Net Financial Position	15%	15%
Group Organic EBITDA	15%	20%
Group Organic total revenue	25%	20%
Qualitative evaluation	20%	0%
Share valuation	0%	20%

CEO	2011	2012
Group Net Income	15%	15%
Italy Net Financial Position	10%	20%
TI Domestic EBITDA	10%	10%
TI CSI	10%	10%
Domestic Organic total revenue	35%	25%
Qualitative evaluation	20%	0%
Share valuation	0%	20%

Long term variable component

The Shareholders' Meeting of 12 April 2011 approved the launch of a long term incentive plan (LTI plan) which, for the first time in Telecom Italia, united the Senior Executives, Top Management (cluster of the management population that includes key managers with strategic responsibilities) and a selected portion of the remaining managers in achieving specific pre-established three-year performance targets that are identical for the three categories of beneficiaries. This opportunity arises from:

•

the renewal of the Board of Directors by the Shareholders’ Meeting, with the resulting appointment – to follow – of the new Senior Executives (the Executive Chairman and the serving Chief Executive Officer);

•

the expiry, during the 2011 financial year, of the 2008-2011 Performance Share Granting Plan approved by the Shareholders' Meeting on 16 April 2007 and aimed at resources holding strategic roles within Telecom Italia or its subsidiaries2.

The Long Term Incentive Plan 20113 replicated the architecture of the LTI plan launched in 2010 but with a rolling perspective, according to a structure which - normally4, and subject to the need for approval by the shareholders on each occasion, on a proposal from the Board - will trigger a new round of incentives every year, the parameters of which reflect the timing of the company's strategic plans. This has allowed the instrument to become the basis for Telecom Italia's long term remuneration policy.

The aim of the measure is to strengthen the link between the remuneration of managers and

(i) business performance defined by the business plan under Cumulated Free Cash Flow (so-called absolute performance: weighting 35% of the target bonus);

(ii) growth in share value measured by the Total Shareholder Return of Telecom Italia shares compared to a group of peers (so-called relative performance: weighting 65% of the target bonus).

The initiative intends to promote the alignment of the interests of the management with those of the shareholders, through participation by the beneficiaries in the opportunity and risk to the value of the Company, which should have positive effects in terms of growth in share value; at the same time the LTI plan is intended to improve the competitiveness of the management remuneration package with the provision of a long term component, as is common market practice. The time reference of the incentive period corresponds to the time period used for strategic planning, and therefore commits the beneficiaries – in principle – to the pursuit of the development policies announced to the market.

In 2012, continuing the long term incentive structure defined in 2011, the launch of a new LTI cycle is proposed (extended to Top Management and to the so-called selected executives, excluding Senior Executives), which will be submitted for approval by the Shareholders' Meeting on 15 May 2012.

The disclosure document relating to the Long Term Incentive Plan 2011 is available on the www.telecomitalia.com website, Governance section - Remuneration channel, where all the disclosure documents regarding remuneration plans based on Telecom Italia's financial instruments are available.

3. Ratio between fixed and variable remuneration components

As previously stated, the remuneration policy applied to the Executive Directors and key managers with strategic responsibilities is based on a fixed part and a variable part, subdivided into short and long term components.

Executive Directors - Chairman

Following the renewal of the Board of Directors (Shareholders' Meeting of 12 April 2011) the remuneration package of the Chairman (who has an exclusively administrative relationship with the Company and is not an employee), for the three years of his appointment to the board, has been agreed by contract as follows:

•

a fixed component of 1.4 million euros gross per year, which is additional to the fixed remuneration pursuant to article 2389, paragraph 1, of the Civil Code (see subsequent point 8 of this First Section of the Report) of 145,000 euros per year for the positions of Director and member of the Executive Committee;

•

a variable component correlated with short term objectives, with a target value equal to the fixed component and a range of between 50% and 150%, depending on the level of achievement of the targets assigned;

•

participation in the Long Term Incentive Plan 2011, with a three-year vesting period and pay opportunity at target corresponding to 300% of the fixed annual remuneration for the position, represented

–

by a cash bonus of 2.1 million euros (150% of the fixed annual remuneration) and

–

no. 2,253,702 ordinary shares (the same amount as the cash bonus expressed in shares, valued according to the average of official prices between 7 June and 6 July 2011),

The absolute and relative performance targets (TSR and Cumulated Free Cash Flow: see previous point 2) provide for different levels of achievement, to which a different payout corresponds. In particular, disbursement of the target bonus associated with the TSR (as specified in point 2 above: 65% of target bonus) will vary as follows according to Telecom Italia's position in the TSR ranking of companies included in the reference panel (consisting of Vodafone, Telefónica, Deutsche Telekom, France Telecom, Teliasonera, Telenor, KPN, Swisscom, British Telecom, Telecom Italia):

•

40% if positioned in seventh place (entry threshold);

•

100% if positioned in fourth place;

•

150% if positioned in first place;

In turn, the target bonus associated with the Cumulated Free Cash Flow target (as specified in point 2 above: 35% of the target bonus) will vary as follows:

•

80% if the minimum value, set at 95% of the Cumulated Free Cash Flow value provided in the Industrial Plan 2012-2014 is achieved.

•

100% if the objective of the plan is achieved;

•

150% in the case of overperformance equating to 110% (or more) of the value stated in the plan;

150% in the case of overperformance equating to 110% (or more) of the value stated in the plan;

For completeness, we should point out that Mr Bernabè also has 6,300,000 options for the purchase of an equal number of ordinary shares in the Company, with a strike price of purchase fixed at 1.95 euros per share, for a period of three years from 15 April 2011. These stock options derive from a specific plan approved by the Shareholders' Meeting on 14 April 2008 and reserved for him (in the role of Chief Executive Officer he held at the time) and the pro tempore Chairman of the Board of Directors (Gabriele Galateri). The disclosure documentation relating to the initiative is available on the www.telecomitalia.com website, Governance section – Remuneration channel.

Executive Directors - Chief Executive Officer

For the Chief Executive Officer (who is an employee of Telecom Italia S.p.A. and held the post of Domestic Division Manager at the time of his appointment) provision has been made for the following, subject to waiver of the remuneration pursuant to article 2389, paragraph 1, of the Civil Code:

•

an annual gross remuneration as a manager of the Company of 1 million euros;

•

a variable component as remuneration for his administration relationship pursuant to article 2389, paragraph 3, of the Civil Code, consisting of the following:

–

annual bonus (MBO) with a target value equal to the fixed component and a range of between 50% and 150%, depending on the level of achievement of the targets assigned;

–

participation in the Long Term Incentive Plan 2011, with a pay opportunity at target corresponding to 300% of the fixed annual remuneration, represented

–

by a cash bonus of 1.5 million euros (150% of the fixed annual remuneration) and

–

no. 1,609,787 ordinary shares (the same amount as the cash bonus expressed in shares, valued according to the average of official prices between 7 June and 6 July 2011),

The essential features of the Long Term Incentive Plan 2011 are shown above in the description of the Chairman's compensation package.

Key managers with strategic responsibilities

Following a similar remuneration logic, the pay of key managers with strategic responsibilities consists of the following elements:

•

a fixed component, based on the strategic importance of their role and personal characteristics, normally falling between the first quartile and the median of the market.

•

a short term variable component of an annual amount at target of between 40% and 50% of the fixed remuneration, with a range determined according to the parameter scale of 70% - 100% - 140%;

•

participation in the annual LTI plan cycles, with three-year vesting and pay opportunity for participation in each cycle of 60% of the gross annual remuneration. The bonus accrued at the end of each three-year performance period will be:

–

paid in cash in the amount of 50%;

–

represented, in respect of the remaining 50%, by free non-transferable two-year rights to a number of ordinary shares calculated at the time of determination of the performance conditions based on the normal value of the security at the time.

The essential features of the Long Term Incentive Plan 2011 are shown above in the description of the Chairman's compensation package.

For completeness, we should point out that key managers with strategic responsibilities operating abroad participate in their local long term incentive policies in order to respect the specificity of the relevant markets.

4. Deferral of cash and lock-up components of equity components

There are no mechanisms for deferral of payment of the fixed and short term variable components.

Telecom Italia's LTI plans provide for an incentive period which corresponds to the company's strategic corporate plan timetable (three years), after which:

•

for the Senior Executives, the Long Term Incentive Plan 2011 (the only long term incentive measure covering the whole period of office of the serving Chairman and Chief Executive Officer) provides for a two-year contractual lock-up, with the ordinary shares assigned being deposited with the Company;

•

for Top Management (which includes key managers with strategic responsibilities) the Long Term Incentive Plans provide for 50% of the total bonus accrued to be represented by free non-transferable two-year rights to ordinary Telecom Italia shares with a value equal to the bonus component paid in cash. Once assigned, the shares are subject to lock-up,

Telecom Italia's remuneration policy does not include ex-post correct mechanisms, such as claw-back clauses, subject to applicability - if appropriate - of normal recovery mechanisms for undue payments.

5. Non-monetary benefits

Chairman

With regard to non-monetary benefits, on a proposal made by the Committee, the Board of Directors resolved on the following in respect of the Chairman:

•

allocation of a company car for mixed use;

•

annual net payment to the Fontedir complementary welfare fund amounting to (i) 10% of the fixed remuneration and (ii) 10% of the annual bonus applicable for achievement of the target results;

•

insurance for medical care, professional and non-professional accidents, life and permanent invalidity due to illness.

Since these benefits are considered to be essential components of the Chairman's remuneration package, provision has been made for them to be enjoyed without any direct or indirect charges, with the remuneration being increased by the amount required to pay the tax applicable to taxed benefits.

Chief Executive Officer and key managers with strategic responsibilities

The Chief Executive Officer (who is employed by Telecom Italia S.p.A.) and key managers with strategic responsibilities are granted benefits similar to those provided for all other company managers: company car for mixed use, mobile phone for work, insurance policies (professional accidents, life and permanent invalidity, complementary medical cover) and complementary pension fund.

6. Severance pay

Senior Executives

In the event of early termination of office in the Board of Directors

•

for objective reasons;

•

on the company's initiative without just cause;

•

on the initiative of Mr Bernabè with just cause, meaning a change to his position as Executive Chairman, including changes to the powers granted to him;

provision is made for the Chairman to receive the remuneration due to him until the end of his term of office, including the variable component, calculated to correspond to the average of the disbursements already made.

Similar treatment has been agreed by contract for the Chief Executive Officer but only with regard to the remuneration for his special position (MBO value). In the event of

•

early withdrawal from the administrative relationship by the Company without just cause or

•

resignation requested by the Board of Directors,

Mr Patuano will receive the remaining variable remuneration, in annual payments, or fractions thereof, calculated to correspond to the average of what he has actually received since 2011; the same procedure will apply in the event of resignation for just cause (e.g. substantial change to his position as Chief Executive Officer and/or to the powers granted to him. However, in the event of a termination of employment with the Company (unless there is a just cause) or resignation requested by the Board of Directors, the procedure required by the collective labour agreement for company executives will apply.

Furthermore, in respect of both Executive Directors, the Company has reserved the right to enter into an annual non-competition agreement, in exchange for a one-off payment equal to a year's remuneration (fixed component and variable component calculated to correspond to the average of disbursements already made), to be implemented after termination of the employment contract.

Key managers with strategic responsibilities

There is no generalised standard practice regarding severance pay for key managers with strategic responsibilities. However, the general policy established since 2008 is the following:

•

at the time of appointment to an executive position, a resource who already has an employment contract with the Group will be subject to the provisions of the collective labour agreement for company executives;

•

at the time of engagement of an executive from outside the company, any severance clauses will not normally exceed the maximum amount payable under the collective labour agreement for executives;

•

in the event of specific executive staff redundancy campaigns, more generous payments may be made than are required by the collective labour agreement.

There are no general non-competition policies for key managers with strategic responsibilities. For a small number of key managers with strategic responsibilities there is still a duty not to compete with group companies under agreements signed prior to 2008, for which the respective consideration has already been disbursed.

7. Insurance, welfare and pension cover

In the same way as all the Group's other executive staff, the Executive Directors and key managers with strategic responsibilities of Telecom Italia

•

benefit from civil liability (professional risks) insurance, known as a Directors & Officers policy, drawn up as a "claim first made" policy, which is renewed annually and covers all managers and members of the management bodies of subsidiaries, including external directorships designated by Telecom Italia;

•

have access, on a voluntary basis, to the welfare and insurance services provided by Fontedir and Assida.

At the end of the 1980s, Telecom Italia (SIP at the time) set up a non-profit-making fund (the Fondo Pensione Complementare Dirigenti Gruppo Telecom Italia, shortened to Fontedir) to deal with complementary welfare and administer the contributions paid by the Company and fund members. Registration with Fontedir is optional and reserved for the managers of companies in the Telecom Italia Group. Insurance benefits accrued are disbursed, in a lump sum or as an annuity, in the event of termination of employment.

Also operating within Telecom Italia is a mutual voluntary association for complementary medical care known as Associazione di mutualità volontaria per l'assistenza sanitaria integrativa, shortened to Assida. By contributing to expenses incurred and by entering into appropriate discount agreements with specialised healthcare establishments, the association provides complementary and additional medical care services to those provided by the national health service, within the limits of the overall contributions paid by members.

8. Remuneration policy of non-executive directors

At its meeting of 5 May 2011, on a proposal from the Committee, the Board of Directors distributed the overall remuneration fixed by the Shareholders' Meeting of 12 April 2011 of 2,200,000 euros among all the Directors (both independent and non-independent), as follows:

•

110,000 euros gross per year for each Director (including the Chairman and excluding the Chief Executive Officer, who expressly waived this remuneration);

•

an additional 35,000 euros gross per year for each member of the Executive Committee (including the Chairman and excluding the Chief Executive Officer, and therefore Franco Bernabè, Elio Catania, Julio Linares, Aldo Minucci, Renato Pagliaro, Mauro Sentinelli);

•

an additional 45,000 euros gross per year for each member of the Internal Control and Corporate Governance Committee (Elio Catania, Lucia Calvosa, Jean Paul Fitoussi, Mauro Sentinelli, Luigi Zingales);

•

an additional 20,000 euros gross per year for each member of the Nomination and Remuneration Committee (Elio Catania, Jean Paul Fitoussi, Gabriele Galateri, Massimo Egidi);

•

an additional 20,000 euros gross per year for the Director appointed to the Supervisory Board (Jean Paul Fitoussi);

•

an additional 90,000 euros gross per year for the Vice Chairman (Aldo Minucci), in view of his responsibility for the internal control system.

These are fixed remunerations amounting to a total annual disbursement of 2,165,000 euros. The remuneration of non-executive Directors is not related to the Company's financial performance nor are they granted access to share plans.

All Directors are also reimbursed for the expenses incurred by reason of their position.

9. References to the remuneration policies of other companies

The remuneration policy of Telecom Italia is not determined based on the remuneration policies adopted by other companies.

However, as specified in this presentation, the prevailing trends, in Italy and abroad, are constantly monitored in terms of remuneration levels and the applicable incentive and retention systems.

Section 2

Remuneration 2011

Remuneration of the Board of Directors in 2011

•

110,000 euros gross per year for each Director (including the Chairman and excluding the Chief Executive Officer, who expressly waived this remuneration);

•

an additional 35,000 euros for each member of the Executive Committee (including the Chairman and excluding the Chief Executive Officer);

•

an additional 45,000 euros gross per year for each member of the Internal Control and Corporate Governance Committee;

•

an additional 20,000 euros gross per year for each member of the Nomination and Remuneration Committee;

•

an additional 20,000 euros gross per year for the Director appointed to the Supervisory Board;

•

an additional 90,000 euros gross per year for the Vice Chairman.

Remuneration of the Chairman - Mr Franco Bernabè - in 2011

•

fixed annual remuneration of 110,000 euros gross for the position of Director;

•

fixed annual remuneration of 1.4 million euros gross for the position of Chairman of the Board of Directors;

•

fixed annual remuneration of 35,000 euros gross for the position of member of the Executive Committee;

•

variable remuneration correlated with annual performance objectives, with a target value equal to the fixed component and a range of between 50% and 150%, depending on the level of achievement of the targets assigned;

•

one-off participation in the Long Term Incentive Plan 2011 (disclosure documentation available on the www.telecomitalia.com website, Governance section – Remuneration channel), with pay opportunity at target corresponding to 300% of the fixed annual remuneration for the position, consisting of

–

by a cash bonus of 2.1 million euros (150% of the fixed annual remuneration) and

–

no. 2,253,702 ordinary shares (150% of the fixed annual remuneration expressed in shares, valued according to the average of official prices between 7 June and 6 July 2011),

•

benefits similar to those granted to Group executives (company care, medical and accident insurance, complementary healthcare, complementary welfare) enjoyed free of any direct or indirect charges, with a corresponding increase in the remuneration for the position by the amount required to pay the tax applicable to taxed benefits. With specific reference to complementary welfare, provision is made for the Company to make an annual net payment to the Fontedir complementary welfare fund amounting to (i) 10% of the fixed remuneration and (ii) 10% of the annual bonus applicable for achievement of the target results;

Provision is also made for the payment of amounts due until the end of the period of office, including the variable component, calculated to correspond to the average of disbursements already made, in the event of early termination of the term of office (i) for objective reasons, (ii) on the company's initiative without just cause, (iii) on the initiative of Mr Bernabè with just cause.

Finally, the Company has reserved the right to enter into an annual non-competition agreement, in exchange for a one-off payment equal to a year's remuneration (fixed component and variable component calculated to correspond to the average of disbursements already made), to be implemented after termination of the employment contract.

Remuneration of the Chief Executive Officer - Mr Marco Patuano - in 2011

•

fixed annual remuneration of 1.0 million euros gross as the annual gross remuneration for his employment;

•

waiver of fixed components for the position of Director and membership of the Executive Committee;

•

variable remuneration for the position of Chief Executive Officer correlated with annual performance objectives, with a target value equal to the fixed component and a range of between 50% and 150%, depending on the level of achievement of the targets assigned;

•

one-off participation in the Long Term Incentive Plan 2011 (disclosure documentation available on the www.telecomitalia.com website, Governance section – Remuneration channel), with pay opportunity at target corresponding to 300% of the fixed annual remuneration, consisting of

–

by a cash bonus of 1.5 million euros (150% of the fixed annual remuneration) and

–

no. 1,609,787 ordinary shares (150% of the fixed annual remuneration expressed in shares, valued according to the average of official prices between 7 June and 6 July 2011),

•

benefits similar to those granted to Group executives (company car, accident and medical insurance, complementary healthcare, complementary welfare);

Provision is also made for the payment of remuneration for the special position held (MBO value, calculated as the average of the amounts received since 2011), in the event of early termination of the term of office due to (i) early withdrawal of the administration relationship by the Company without just cause, (ii) resignation by Mr Patuano at the request of the Board of Directors (iii) resignation by Mr Patuano with just cause. The procedure set forth in the collective labour agreement for company executives has been established as being applicable in the event of a termination of employment by the Company (unless there is just cause) or resignation requested by the Board of Directors.

Finally, the Company has reserved the right to enter into an annual non-competition agreement, in exchange for a one-off payment equal to a year's remuneration (fixed component and variable component calculated to correspond to the average of disbursements already made), to be implemented after termination of the employment contract.

Remuneration of key managers with strategic responsibilities in 2011

•

fixed remuneration, normally falling between the first quartile and the median of the market;

•

a short term variable component of an annual amount at target of between 40% and 50% of the fixed remuneration, with a range varying between a minimum of 80% and a maximum of 160%;

•

participation, with a rolling mechanism, of key managers with strategic responsibilities operating in Italy in the Long Term Incentive Plan 2011 (disclosure documentation available on the www.telecomitalia.com website, Governance section – Remuneration channel), with pay opportunity at target corresponding to 60% of the fixed annual remuneration. The bonus accrued at the end of the three-year performance period will be:

–

paid in cash in the amount of 50%;

–

represented, in respect of the remaining 50%, by free non-transferable two-year rights to a number of ordinary shares calculated at the time of determination of the performance conditions based on the normal value of the security at the time.

•

participation by key managers with strategic responsibilities operating abroad in the local long term incentive policies;

•

benefits similar to those granted to Group executives (company car, accident and medical insurance, complementary healthcare, complementary welfare);

•

application of the collective labour agreement for executives, except where more favourable agreements are reached, in the event of early termination of the employment contract (excluding cases of dismissal with just cause);

•

absence of general policies regarding non-competition agreements (a small number of resources are subject to agreements signed prior to 2008, for which the full consideration has already been disbursed).

No manager with strategic responsibilities received a total remuneration in 2011 that exceeded the highest total remuneration assigned to the Executive Directors.

Tables pursuant to Chart N7-bis of Appendix 3A of the Issuers’ Regulations

Table 1: Remuneration paid to members of the management and control bodies and to other key managers with strategic responsibilities [€./000].

The following table shows the remuneration owed to all the individuals who held the position of Director during the 2011 financial year, or any part thereof.

(A)	(B)	(C)	(D)	(1)	(2)	(3)		(4)	(5)	(6)	(7)	(8)
Name and surname	Position	Period for which the position was held	Expiry of term of office	Fixed remuneration	Remuneration for involvement in committees	Variable non-equity remuneration		Non-monetary benefits	Other remuneration	Total	Fair Value of equity remuneration	Compensation for loss of office or termination of employment
						Bonuses and other incentives	Profit sharing

Gabriele Galateri	Chairman Director	1/1-12/4/2011 13/4-31/12/2011	31/12/2013	400(1) 83(3)	10(2) 14(4)			3		413 97	66
Franco Bernabè	CEO Chairman	1/1-12/4/2011 13/4-31/12/2011	31/12/2013	1,778(5)	35(2)	1,540(6)		327		3,680	420
Marco Emilio Angelo Patuano	CEO	12/4-31/12/2011	31/12/2013	1,222(7)		569(8)		52		1,843	188
Aldo Minucci	Vice Chairman Director	1/1-31/12/2011	31/12/2013	174(9)	53(10)					227
Cesareo Izuel Alierta	Director	1/1-31/12/2011	31/12/2013	110(3)						110(11)
Paolo Baratta	Director	1/1-12/4/2011	31/12/2010	37(12)	13(13)					50
Ferdinando Beccalli Falco	Director	13/4-6/6/2011	31/12/2013	17(3)	5(14)					22(15)
Tarak Ben Ammar	Director	1/1-31/12/2011	31/12/2013	110(3)						110
Roland Berger	Director	1/1-12/4/2011	31/12/2010	31(3)	23(16)					54

Report on Remuneration18

(A)	(B)	(C)	(D)	(1)	(2)	(3)		(4)	(5)	(6)	(7)	(8)
Name and surname	Position	Period for which the position was held	Expiry of term of office	Fixed remuneration	Remuneration for involvement in committees	Variable non-equity remuneration		Non-monetary benefits	Other remuneration	Total	Fair Value of equity remuneration	Compensation for loss of office or termination of employment
						Bonuses and other incentives	Profit sharing

Lucia Calvosa	Director	5/8-31/12/2011	31/12/2013	45(3)	11(17)					56
Elio Catania	Director	1/1-31/12/2011	31/12/2013	110(3)	87(18)					197
Massimo Egidi	Director	1/12-31/12/2011	31/12/2013	9(3)						9
Jean Paul Fituossi	Director	1/1-31/12/2011	31/12/2013	123(19)	59(20)					182
Julio Linares Lopez	Director	1/1-31/12/2011	31/12/2013	110(3)	35(14)					145(11)
Gaetano Miccichè	Director	1/1-31/12/2011	31/12/2013	110(3)						110(21)
Renato Pagliaro	Director	1/1-31/12/2011	31/12/2013	110(3)	35(14)					145(22)
Francesco Profumo	Director	13/4-16/11/2011	31/12/2013	65(3)	32(23)					97
Mauro Sentinelli	Director	1/1-31/12/2011	31/12/2013	110(3)	57(24)					167(25)
Luigi Zingales	Director	1/1-31/12/2011	31/12/2013	110(3)	38(26)					148
(I) Remuneration in the company that draws up the financial statements				4,864	507	2,109	=	382	=	7,862	674	=
(II) Remuneration from subsidiaries and associates				48(27)						48
(III) Total				4,912	507	2,109	=	382	=	7,910	674

This amount includes the remuneration pursuant to article 2389, paragraph 3, of the Civil Code [€./000 367] and paragraph 1 [€./000 31] including other remuneration offsetting the tax burdens applicable to taxed benefits [€./000 2].

2

This amount refers to the remuneration received as member of the Executive Committee.

3

This amount refers to the remuneration received as member of the Board of Directors.

4

This amount refers to the remuneration received as member of the Nomination and Remuneration Committee.

5

This amount includes the remuneration pursuant to article 2389, paragraph 3, of the Civil Code [€./000 1,400] and paragraph 1 [€./000 110] including other remuneration offsetting the tax burdens applicable to taxed benefits [€./000 268].

6

“Bonus” for targets achieved during the financial year 2011.

7

This amount includes remuneration for employment [€./000 922] and expense and transfer allowance pursuant to article 14, paragraph 3, of the collective labour agreement for Company Executives of Companies producing Goods and Services [€./000 300].

8

This amount includes the bonus both for the position of Chief Executive Officer  [€./000 550] for targets achieved during the financial year 2011,and other remuneration offsetting the tax burdens applicable to tax benefits [€./000 19] relating to employment.

9

This amount refers to the remuneration received as member of the Board of Directors for the period 1/1 – 31/12/2011 [€./000 110] and Vice Chairman appointed to operating the internal control system for the period 13/4 – 31/12/2011 [€./000 64].

10

This amount refers to the remuneration received as member of the Internal Control and Corporate Governance Committee [€./000 13] and of the Nomination and Remuneration Committee [€./000 5] for the period 1/1 – 12/4/2011, as well as of the Executive Committee for the period 1/1 – 31/12/2011 [€./000 35].

11

This remuneration is not received by the person concerned but paid to Telefonica S.A..

12

This amount refers to the remuneration received as member of the Board of Directors [€./000 31] and of the Supervisory Board pursuant to Legislative Decree 231/2001 [€./000 6].

13

This amount refers to the remuneration received as member of the Internal Control and Corporate Governance Committee.

14

This amount refers to the remuneration receivable as member of the Executive Committee.

15

The Director has waived any remuneration for the positions held.

16

This amount refers to the remuneration received as member of the Internal Control and Corporate Governance Committee [€./000 13] and Executive Committee [€./000 10].

17

This amount refers to the remuneration received as member of the Internal Control and Corporate Governance Committee for the period 29/9 - 31/12/2011.

18

This amount refers to the remuneration received as member of the Executive Committee [€./000 35] and of the Nomination and Remuneration Committee [€./000 20] for the period 1/1 – 31/12/2011, as well as of the Internal Control and Corporate Governance Committee for the period 13/4 – 31/12/2011 [€./000 32].

19

This amount refers to the remuneration received as member of the Board of Directors for the period 1/1 - 31/12/2011 [€./000 110] and of the Supervisory Board pursuant to Legislative Decree 231/2001 for the period 13/4 – 31/12/2011 [€./000 13].

20

This amount refers to the remuneration received as member of the Internal Control and Corporate Governance Committee for the period 1/1 - 31/12/2011 [€./000 45] and of the Nomination and Remuneration Committee for the period 13/4 - 31/12/2011 [€./000 14].

21

This amount is not received by the person concerned but paid to Intesa San Paolo S.p.A..

22

This amount is not received by the person concerned but paid to Mediobanca S.p.A..

23

This amount refers to the remuneration received as member of the Internal Control and Corporate Governance Committee for the period 13/4 - 26/09/2011 [€./000 20] and of the Nomination and Remuneration Committee for the period 13/4 - 16/11/2011 [€./000 12].

24

This amount refers to the remuneration received as member of the Internal Control and Corporate Governance Committee [€./000 32] and Executive Committee [€./000 25] for the period 13/4 - 31/12/2011.

25

This amount is not received by the person concerned but paid to Ecotel International S.r.l..

26

This amount refers to the remuneration received as member of the Nomination and Remuneration Committee for the period 1/1 - 12/04/2011 [€./000 6] and of the Internal Control and Corporate Governance Committee for the period 13/4 – 31/12/2011 [€./000 32].

27

This amount refers to the remuneration received by Mr. Gabriele Galateri for the position of member of the Board of Directors of TIM Participaçoes S.A., which he held for the period 1/5 – 31/12/2011, converted into euros at the average exchange rate in 2011, at 31/12/2011 (Reais/€ 2,33).

The following table shows the remuneration owed to all the individuals who held the position of member of the Board of Auditors during the 2011 financial year, or any part thereof.

(A)	(B)	(C)	(D)	(1)	(2)	(3)		(4)	(5)	(6)	(7)	(8)
Name and surname	Position	Period for which the position was held	Expiry of term of office	Fixed remuneration	Remuneration for involvement in committees	Variable non-equity remuneration		Non-monetary benefits	Other remuneration	Total	Fair Value of equity remuneration	Compensation for loss of office or termination of employment
						Bonuses and other incentives	Profit sharing

Enrico Maria Bignami	Chairman of the Board of Auditors	1/1-31/12/2011	31/12/2011	120						120
Gianluca Ponzellini	Standing auditor	1/1-31/12/2011	31/12/2011	80						80
Lorenzo Pozza	Standing auditor	1/1-31/12/2011	31/12/2011	80						80
Salvatore Spiniello	Standing auditor	1/1-31/12/2011	31/12/2011	80						80
Ferdinando Superti Furga	Standing auditor	1/1-31/12/2011	31/12/2011	95(1)						95
(I) Remuneration in the company that draws up the financial statements				455						455
(II) Remuneration from subsidiaries and associates				43(2)						43
(III) Total				498						498

1

This amount includes the remuneration received as member of the Board of Auditors [€./000 80] and of Chairman of the Supervisory Board pursuant to Legislative Decree 231/01 [€/000 15].

2

This amount refers to the remuneration received by Mr Salvatore Spiniello for the position of Chairman of the Board of Auditors of the listed subsidiary Telecom Italia Media S.p.A., which he held for the period 1/1 – 31/12/2011.

The following table shows the remuneration owed to all the individuals who held the position of manager with strategic responsibilities during the 2011 financial year, or any part thereof.

(A)	(B)	(C)	(D)	(1)	(2)	(3)		(4)	(5)	(6)	(7)	(8)
Name and Surname	Position	Period for which the position was held	Expiry of term of office	Fixed remuneration	Remuneration for involvement in committees	Variable non-equity remuneration		Non-monetary benefits	Other remuneration	Total	Fair Value of equity remuneration	Compensation for loss of office or termination of employment
						Bonuses and other incentives	Profit sharing

11 key managers with strategic responsibilities
(I) Remuneration in the company that draws up the financial statements				3,886		2,858(2)		218		6,962	234
(II) Remuneration from subsidiaries (1)				1,141		1,927(2)				3,068	285
(III) Total				5,027		4,785		218		10,030	519

1

Amounts relating to local employment contracts converted into euros at the average exchange rate in 2011, at 31/12/2011 (Reais/€ 2.33; Pesos/€ 5.74) and at the average exchange rate in 2012, at 31/03/2012 (USD/€ 1.31).

This amount includes the bonus for targets achieved during the financial year 2011.

Table 2: Stock options assigned to members of the management body and to other key managers with strategic responsibilities

The following table shows the stock options assigned to all the individuals who held the position of Director during the 2011 financial year, or any part thereof.

			Options held at the beginning of the financial year			Options assigned during the financial year						Options exercised during the financial year			Options expired during the financial year	Options held at the end of the financial year	Options for the year
A	B	(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)	(10)	(11)	(12)	(13)	(14)	(15)	(16)
Name and Surname	Position	Plan and respective resolution	Number of options	Exercise price	Possible exercise period	Number of options	Exercise price	Possible exercise period (from – to)	Fair value on assignment date	Date of assignment	Market price of underlying options on assignment of options	Number of options	Exercise price	Market price of underlying shares on exercise date	Number of options	(15)= (2)+(5) -(11)-(14)	Fair value
Gabriele Galateri	Chairman *	TOP 2008 15/04/2008	2,250,000	1.95	15/04/2011 15/04/2014											2,250,000	66
Franco Bernabè	Chairman **	TOP 2008 15/04/2008	6,300,000	1.95	15/04/2011 15/04/2014											6,300,000	186
(I) Remuneration in the company that draws up the financial statements			8,550,000													8,550,000	252
(II) Remuneration from subsidiaries and associates
(III) Total			8,550,000													8,550,000	252

*

In office until 12 April 2011

**

In office from 13 April 2011

The following table shows the stock options assigned to all the individuals who held the position of key manager with strategic responsibilities during the 2011 financial year, or any part thereof.

			Options held at the beginning of the financial year			Options assigned during the financial year						Options exercised during the financial year			Options expired during the financial year	Options held at the end of the financial year	Options for the year
A	B	(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)	(10)	(11)	(12)	(13)	(14)	(15)	(16)
Name and Surname	Position	Plan and respective resolution	Number of options	Exercise price	Possible exercise period (from – to)	Number of options	Exercise price	Possible exercise period (from – to)	Fair value on assignment date	Date of assignment	Market price of underlying options on assignment of options	Number of options	Exercise price	Market price of underlying shares on exercise date	Number of options	(15)= (2)+(5) -(11)-(14)	Fair value

1 key manager with strategic responsibilities		Stock Option Plan 2011				699,610	8.84 (1)	33% July 12 33% July 13 33% July 14	1,168 (2)	05/08/2011	8.31 (3)					699,610	285 (2)
(I) Remuneration in the company that draws up the financial statements
(II) Remuneration from subsidiaries and associates						699,610	8.84 (1)	33% July 12 33% July 13 33% July 14	1,168 (2)	05/08/2011	8.31 (3)					699,610	285(2)
(III) Total						669,610			1,168 (2)							699,610	285(2)

1

The exercise price indicated (in local currency) represents the basic hypothesis at the time the Plan commenced.

2

Amounts converted into thousands of euros at the average rate in 2011 as of 31/12/2011 (Reais/€ 2,33).

The value is shown in the local currency.

TABLE 3: Incentive plans for members of the management body and other key managers with strategic responsibilities

Table 3A: Incentive plans based on financial instruments, other than stock options, for members of the management body and other key managers with strategic responsibilities

			Financial instruments assigned in previous financial years not vested during the financial year		Financial instruments assigned during the financial year					Financial instruments vested during the financial year and not assigned	Financial instruments vested during the financial year and assigned		Financial instruments for the year
A	B	(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)	(10)	(11)	(12)
Name and Surname	Position	Plan and respective resolution	Number and type of financial instruments	Vesting Period	Number and type of financial instruments	Fair value on assignment date	Vesting Period	Date of assignment	Market price on assignment	Number and type of financial instruments	Number and type of financial instruments	Value on assignment date	Fair value

Franco Bernabè	Chairman	LTI 2011 07/07/2011			3,380,553	939	Apr 2011 Mar 2014	07 July 2011	0.90459				234
Marco Patuano	CEO	LTI 2011 07/07/2011			2,414,681	671	Apr 2011 Mar 2014	07 July 2011	0.90459				168
Marco Patuano	CEO	PSG 2008 08/08/2008								613,200			20
(I) Remuneration in the company that draws up the financial statements					5,795,234	1,610							422
(II) Remuneration from subsidiaries and associates
(III) Total						1,610							422

			Financial instruments assigned in previous financial years not vested during the financial year		Financial instruments assigned during the financial year					Financial instruments vested during the financial year and not assigned	Financial instruments vested during the financial year and assigned		Financial instruments for the year
A	B	(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)	(10)	(11)	(12)
Name and Surname	Position	Plan and respective resolution	Number and type of financial instruments	Vesting Period	Number and type of financial instruments	Fair value on assignment date	Vesting Period	Date of assignment	Market price on assignment	Number and type of financial instruments	Number and type of financial instruments	Value on assignment date	Fair value

8 key managers with strategic responsibilities (1)		LTI 2011 07/07/2011			(2)	486	1/1/11 1/4/16	07/07/2011	0.90459				93
6 key managers with strategic responsibilities (1)		PSG 2008 08/08/2008								2,690,400			141
(I) Remuneration in the company that draws up the financial statements					(2)	486				2,690,400			234
(II) Remuneration from subsidiaries and associates
(III) Total						486							234

1

The incentive plans based on financial instruments shown in the table refer to key managers with strategic responsibilities as of 31/12/2011.

2

Number of Shares with a maximum countervalue of EUR 1,647,525; number to be determined on the basis of the market value at the time of determination of the three-year performance (but no lower than par value).

Table 3B: Monetary incentive plans for members of the management body, managing directors and other key managers with strategic responsibilities

(A)	(B)	(1)	(2)			(3)			(4)
Name and Surname	Position	Plan	Bonus for the year			Bonus for previous years			Other Bonuses
			(a)	(b)	(c)	(a)	(b)	(c)
			Payable/ Paid	Deferred	Deferral period	No longer payable	Payable/ Paid	Still Deferred

Franco Bernabè	Chairman	MBO 2011 BoD Resolution 07/07/2011	1,540
Franco Bernabè	Chairman	MBO 2011 BoD Resolution 07/07/2011		353	2014
Marco Patuano	CEO	MBO 2011 BoD Resolution 07/07/2011	550
Marco Patuano	CEO	MBO 2011 BoD Resolution 07/07/2011		252	2014
Marco Patuano	CEO								19
(I) Remuneration in the company that draws up the financial statements			2,090	605					19
(II) Remuneration from subsidiaries
(III) Total			2,090	605					19

(A)	(B)	(1)	(2)			(3)			(4)
Name and Surname	Position	Plan	Bonus for the year			Bonus for previous years			Other Bonuses
			(a)	(b)	(c)	(a)	(b)	(c)
			Payable/ Paid	Deferred	Deferral period	No longer payable	Payable/ Paid	Still Deferred

10 key Managers with strategic responsibilities (1)
(I) Remuneration in the company that draws up the financial statements		MBO 2011 Letters of 1-2/8/2011	2,824
		LTI 2011 Letters of 07/07/2011		227	2014
									34
(II) Remuneration from subsidiaries (2)		MBO 2011	769
		LTI 2011		545	2012
		LTI 2010					426
									732
(III) Total			3,593	772			426		766

1

The bonus shown in the table refers to key managers with strategic responsibilities as of 31/12/2011.

2

Amounts relating to local employment contracts converted into euros at the average exchange rate in 2011, at 31/12/2011 (Reais/€ 2.33; Pesos/€ 5.74) and at the average exchange rate in 2012, at 31/03/2012 (USD/€ 1.31).

Tables pursuant to Chart 7-ter of Appendix 3A of the Issuers' Regulations Chart containing information on the shareholdings of members of the management and control bodies and other key managers with strategic responsibilities

Shareholdings owned by members of the Board of Directors and Board of Auditors.

The following table shows the shareholdings owned by all the individuals who held the position of member of the Board of Directors and Board of Auditors during the 2011 financial year, or any part thereof.

Surname and name	Position	Investee Company	Category of shares	Number of shares owned at the end of the 2010 financial year (or on the date of appointment)	Number of shares bought during the 2011 financial year	Number of shares sold during the 2011 financial year	Number of shares owned at the end of the 2011 financial year (or on the date of termination of office if earlier)

BOARD OF DIRECTORS
Franco Bernabè	Executive Chairman	Telecom Italia S.p.A.	Ordinary	318,000(1)	=	=	318,000(1)
			Savings	330,000(2)	=	=	330,000(2)
Aldo Minucci	Vice Chairman	Telecom Italia S.p.A.	Ordinary	2,595	=	=	2,595
Marco Patuano	CEO	=	=	=	=	=	=
Cesar Izuel Alierta	Director	=	=	=	=	=	=
Paolo Baratta	Director	Telecom Italia S.p.A.	Ordinary	172,500(3)	=	=	172,500(3)
Ferdinando Beccalli Falco	Director	=	=	=	=	=	=
Tarak Ben Ammar	Director	=	=	=	=	=	=
Roland Berger	Director	Telecom Italia S.p.A.	Ordinary	562,500	=	212,500	350,000
			Savings	700,000	=	350,000	350,000
Lucia Calvosa	Director	=	=	=	=	=	=
Elio Catania	Director	=	=	=	=	=	=
Massimo Egidi	Director	=	=	=	=	=	=
Jean Paul Fitoussi	Director	=	=	=	=	=	=
Gabriele Galateri	Director	Telecom Italia S.p.A.	Ordinary	352,000	=	=	352,000
			Savings	176,000	=	=	176,000
Julio Linares Lopez	Director	=	=	=	=	=	=
Gaetano Miccichè	Director	=	=	=	=	=	=
Renato Pagliaro	Director	Telecom Italia S.p.A.	Savings	60,000	=	=	60,000
Francesco Profumo	Director	=	=	=	=	=	=
Mauro Sentinelli	Director	=	=	=	=	=	=
Luigi Zingales	Director	Telecom Italia S.p.A.	Ordinary	58,000	=	=	58,000
BOARD OF AUDITORS
Enrico Maria Bignami	Chairman of the Board of Auditors	=	=	=	=	=	=
Gianluca Ponzellini	Standing auditor	=	=	=	=	=	=
Lorenzo Pozza	Standing auditor	=	=	=	=	=	=
Salvatore Spiniello	Standing auditor	=	=	=	=	=	=
Ferdinando Superti Furga	Standing auditor	=	=	=	=	=	=

1

Including 18,000 shares owned indirectly.

2

Including 30,000 shares owned indirectly.

3

Shares owned indirectly.

Shares held by key managers with strategic responsibilities.

The following table shows, in aggregate form, the shareholdings owned by all individuals who held the position of manager with strategic responsibilities during the 2011 financial year, or any part thereof.

Key managers with strategic responsibilities	Investee Company	Category of shares	Number of shares owned at the end of the 2010 financial year (or on the date of appointment)	Number of shares bought during the 2011 financial year	Number of shares sold during the 2011 financial year	Number of shares owned at the end of the 2011 financial year (or on the date of termination of office if earlier)

11	Telecom Italia S.p.A.	Ordinary	92,440	2,190	=	94,630
		Savings	119,584	=	=	119,584
	Telecom Italia Media S.p.A.	Ordinary	34	=	30	4

Footnotes

1

The Hay Top Executive Europe benchmark consists of a sample of senior management roles belonging to the largest European companies operating in all sectors. The so-called selected market is an extrapolation, from that general sample, of the management positions in companies operating in the ICT and media sectors. As a guide, the selected market presents greater competition, with higher remuneration levels.

2

The so-called PSG Plan expired on 30 June 2011, cancelling all rights to be allocated free ordinary shares in Telecom Italia, a variable number of which had already been assigned to recipients (Top Management) according to their period of involvement in the plan and the degree of achievement of the pre-established performance targets (absolute and relative TSR referring to a basket of comparable companies).

3

The decision taken by the shareholders' meeting was implemented by resolution of the Board of Directors of 7 July 2011.

An exception to this is the incentive for Senior Executives, which was set, in terms of participation, at the same level as the LTI plan but in a one-off form with respect to the standard period of office.

Useful Information

For a free copy of this report:

Call

Toll-free Number 800020220 (for calls in Italy)
or +39 011 2293603 (for calls from abroad)
for further information or assistance from shareholders

E-mail

corporate.affairs@telecomitalia.it

Internet

Internet users can access the Telecom Italia S.p.A. 2011 Annual Report on
Corporate Governance and share ownership, Report on Remuneration and receive information at the following address: www.telecomitalia.com

Investor Relations

+39 02 85954131
+39 02 85954132 (fax)

investor_relations@telecomitalia.it

Telecom Italia
Registered Office, Piazza degli Affari, 2 - 20123 Milano
Headquarters and Secondary Office in Corso d’Italia, 41 - 00198 Roma
PEC (Certified Electronic Mail) box: telecomitalia@pec.telecomitalia.it
Share Capital 10.693.628.019,25 euro
Tax code/VAT Registration Number and Milan Business Register Number 00488410010

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      July 2nd, 2012

                                                      TELECOM ITALIA S.p.A.

                                              BY: /s/ Riccardo Amerigo Pettazzi
                                                  ---------------------------------
                                                      Riccardo Amerigo Pettazzi
                                                      Company Manager